FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    December 2007

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

January 15, 2008	By: Cecil Bond Cecil Bond Chief Financial Officer

AMEX: XRA TSX-V: XRC

Martin Zapata 445, Mendoza, cp5500, Argentina

Tel / Fax: 54 261 4293426 - 4203415 – E mail: estelaresources@speedy.com.ar

TECHNICAL REPORT

CERRO MORO PROJECT

SANTA CRUZ PROVINCE, ARGENTINA

November 26, 2007

Prepared for

EXETER RESOURCE CORPORATION

VANCOUVER, CANADA

By

Jerry Perkins, Chemical Engineering, FAusIMM

Sydney, NSW, Australia

&

Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM

Mendoza, Mendoza Province, Argentina

CERRO MORO GOLD-SILVER PROJECT – Technical Report

TABLE OF CONTENTS

TABLE OF CONTENTS	ii
LIST OF FIGURES	v
LIST OF TABLES	vi
LIST OF APPENDICES	vii

1.0	SUMMARY	1

2.0	INTRODUCTION	4
2.1	Purpose of Technical Report	4
2.2	Sources Of Information	4
2.3	Scope of the Author’s Inspections of the Property	5
2.4	Miscellaneous	5

3.0	RELIANCE ON OTHER EXPERTS	6

4.0	PROPERTY DESCRIPTION AND LOCATION	7
4.1	Mineral Property Application Process in Argentina	7
4.2	CVSA – Exeter Option Agreement	8

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	9
5.1	Access	9
5.2	Climate	9
5.3	Local Resources and Infrastructure	9
5.4	Physiography	9

6.0	HISTORY	10

7.0	GEOLOGICAL SETTING	11
7.1	Regional Geology	11
7.2	Local & Property Geology	11

8.0	DEPOSIT TYPES	13

9.0	MINERALISATION	14
9.1	Escondida	14
9.2	Esperanza	14
9.3	Loma Escondida	15
9.4	Deborah	15
9.5	Nini	15
9.6	Moro	16
9.7	Tres Lomas	16
9.8	Carla	16
9.9	Dora	16
9.10	Virginia	16

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9.11	Loma Mosquito	17
9.12	Loma Stock-work	17
9.13	Michelle	17
9.14	Patricia	17

10.0	EXPLORATION	18
10.1	Introduction	18
10.2	Geological Mapping	18

10.3	Geophysics	18
10.3.1	Ground Magnetics	18
10.3.2	IP and Resistivity Surveys	19
10.3.2.1	Quantec July 2004 Gradient Array IP and Resistivity Survey	19
10.3.2.2	Akubra November 2004 Resistivity Survey	19
10.3.2.3	Quantec May 2007 Gradient Array IP and Resistivity Survey	19
10.4	Surface Sampling	20
10.4.1	Rock Chip Samples	20
10.4.2	Lag Sampling	20
10.4.3	Soil and Mobile Metal Ion Samples	21
10.4.4	Trenches and Rock Chip Channels Samples	21

11.0	DRILLING	23

12.0	SAMPLE METHOD AND APPROACH	24
12.1	Surface Sampling	24
12.2	Diamond Drilling	24
12.3	RC Percussion Drilling	25

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY	26
13.1	Sample Preparation and Analysis	26
13.1.1	Procedures for High Priority Samples	26
13.1.2	Procedures for Low Priority Samples	27
13.2	Quality Control	27
13.2.1	Geochemical Standards	27
13.2.2	Check Assaying	28
13.2.3	Blanks	28
13.3	Security	28
13.4	Author’s Statement	28

14.0	DATA VERIFICATION	29

15.0	ADJACENT PROPERTIES	30

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING	31
16.1	Introduction	31
16.2	Intercept Selection and Weights	31
16.3	Sample Receipt and Test Planning	32
16.4	SGS Test Results	33
16.5	Conclusions	34

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	35

18.0	OTHER RELEVANT DATA AND INFORMATION	36

19.0	INTERPRETATION AND CONCLUSIONS	37

20.0	RECOMMENDATIONS	38
20.1	Drilling	38
20.2	Resource Estimation	38
20.3	Preliminary Development Options Study	38
20.4	Metallurgical Test Work	38
20.5	Base Line Studies	39
20.6	General Exploration Programs	39
20.7	Quality Control	39
20.8	Proposed Budget	40

21.0	REFERENCES	41

22.0	DATE AND SIGNATURE PAGE	42
22.1	CERTIFICATES OF THE AUTHORS	42
22.1.1	Matthew T. Williams	42
22.1.2	Jerry Perkins	44

23.0	CONSENTS OF QUALIFIED PERSONS	46
23.1.1	Matthew T. Williams	46
23.1.2	Jerry Perkins	47

24.0	FIGURES & TABLES	48

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LIST OF FIGURES

Figure 1	Property Tenement Map	49
Figure 2	Access Map and Infrastructure	50
Figure 3	Regional Geology	51
Figure 4	Schematic Columnar Section	52
Figure 5	Interpreted Geology and Vein Location Map (1:75,000)	53
Figure 6	Interpreted Geology and Observation Points (1:10,000)	54
Figure 7	Cerro Moro Prospects and Geophysical Survey Locations	55
Figure 8	Cerro Moro Ground Magnetics – First Vertical Derivative – Vertical Shade	56
Figure 9	Combined EW & NS Ground Magnetics – RTP – Vertical Shade	57
Figure 10	Akubra November 2004, South-East Area, Resistivity	58
Figure 11	Akubra November 2004, West Area, Resistivity	59
Figure 12	Quantec May 2007, Gradient Array, Induced Polarization	60
Figure 13	Quantec May 2007, Gradient Array, Resistivity	61
Figure 14	Prospect Location Map Indicating Local Grids	62
Figure 15	Carla Prospect – Plan View. Drill Hole and Section Location	63
Figure 16	Deborah Prospect – Plan View. Drill Hole and Section Location	64
Figure 17	Dora Prospect – Plan View. Drill Hole and Section Location	65
Figure 18	Escondida Prospect – Plan View. Drill Hole and Section Location	66
Figure 19	Esperanza Prospect – Plan View. Drill Hole and Section and Location	67
Figure 20	Loma Escondida Prospect – Plan View. Drill Hole and Section Location	68
Figure 21	Moro Prospect – Plan View. Drill Hole and Section Location	69
Figure 22	Nini Prospect – Plan View. Drill Hole and Section Location	70
Figure 23	Virginia Prospect – Plan View. Drill Hole and Section Location	71
Figure 24	Recommended Value Versus Reported Value for 0.33 ppm Au Standard	72
Figure 25	Recommended Value Versus Reported Value for 0.78 ppm Au Standard	72
Figure 26	Recommended Value Versus Reported Value for 0.87 ppm Au Standard	73
Figure 27	Recommended Value Versus Reported Value for 2.14 ppm Au Standard	73
Figure 28	Recommended Value Versus Reported Value for 6.83 ppm Au Standard	74
Figure 29	Comparison of ALS-Chemex Re-assays	74
Figure 30	Recommended Value Versus Reported Value for Au in Blanks	75
Figure 31	Recommended Value Versus Reported Value for Ag in Blanks	75
Figure 32	Kinetic Curves Obtained by SGS for Gold Dissolutions	76
Figure 33	Kinetic Curves Obtained by SGS for Silver Dissolutions	76

v

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LIST OF TABLES

Table 1	List of Tenements and Mineral Rights	77
Table 2	Summary of Previous Exploration Work undertaken by Mincorp	78
Table 3	Summary of Holes Drilled by Mincorp	78
Table 4	Summary of Sampling completed by Mincorp	78
Table 5	Summary of Exploration Work undertaken by Exeter	79
Table 6	Summary of Geophysical Programs Run on the Property	80
Table 7	Surface Samples Summary Table	80
Table 8	Trench and Rock Chip Channel Sample Details by Prospect	81
Table 9	Cerro Moro Drill Hole Metres and Percent of Drilling By Prospect.	81
Table 10	Details for Drill Holes by Exeter by Prospect.	82
Table 11	Cerro Moro Initial Metallurgical Intercepts and Available Weights	83
Table 12	Calculated Recoveries and Grades	84
Table 13	Principal Test Conditions	84
Table 14	Assay Comparison	84
Table 15	Proposed Preliminary Budget Estimate for Cerro Moro	85

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LIST OF APPENDICES

APPENDIX I	Rock Chip Samples – Location & Results	NOTE: Includes pre-Exeter Data

APPENDIX II	Lag Soil Samples – Location & Results

APPENDIX III	Soil Sampling – Location & Results

APPENDIX IV	MMI Samples – Location & Results

APPENDIX V	Trench Samples – Locations	NOTE: Includes pre-Exeter Data

APPENDIX VI	Trench Samples – Results	NOTE: Includes pre-Exeter Data

APPENDIX VII	Drill Holes – Locations	NOTE: Includes pre-Exeter Data

APPENDIX VIII	Drill Holes – Down Hole Survey Data	NOTE: Includes pre-Exeter Data

APPENDIX IX	Drill Holes – Assay Results	NOTE: Includes pre-Exeter Data

APPENDIX X	Quality Control – Blanks Data

APPENDIX XI	Quality Control – Standards Data

APPENDIX XII	Quality Control – Gold Repeats Data

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1.0	SUMMARY

This report details the current status of exploration activities on the Cerro Moro Gold-Silver Project (“Cerro Moro”) located in Santa Cruz Province, Argentina. Cerro Moro is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz. The project area is geographically centered at approximately 48° 01’ 55” south latitude and 66° 33’ 45” west longitude. This “Technical Report” as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects conforms with the requirements of Form 43-101F1.

The property was discovered in 1993 by Mincorp Explorations S.A. (“Mincorp”), while investigating Landsat Thematic Mapper (“TM”) satellite imagery colour alteration anomalies. The ensuing exploration program, comprising geological mapping, rock chip geochemistry, and drilling led to the discovery of widespread quartz vein structures, variably mineralized, over more than a hundred square kilometre area.

Mincorp collected a total 2,982 surface samples; where 2,163 of these were from trenches and rock chip channel samples, with the remaining 819 samples being spot rock samples. In addition, Mincorp completed a total of 34 drill holes for 2,593 metres, comprised of 19 diamond drill holes for 1,016 metres and 15 reverse circulation (“RC”) percussion drill holes for 1,577 metres.

In 2001 the rights of the property were transferred to Cerro Vanguardia Sociedad Anonima (“CVSA”) following the corporate takeover of Mincorp.

On the 30th of December, 2003 CVSA and Estelar Resources (“Estelar”) signed an Exploration and Option Agreement (“Agreement”) granting Exeter Resource Corporation (“Exeter”) the right to undertake exploration and prospecting work on 39 CVSA properties described in schedule “A” of the Agreement. The Agreement groups the properties into four projects; “Cerro Moro”, “Other Santa Cruz properties”, “Chubut properties” and “Rio Negro properties”. The Agreement provided Exeter with the option (“Option”) to acquire the properties upon incurring US$3,000,000 in expenditures, including completing 8,000 metres of drilling, over five years subject to CVSA retaining the right to back-in to a 60% interest any project once Exeter completed 10,000 metres of drilling on that project. In the event that CVSA exercises its back-in right, it is required to pay Exeter 2.5 times the expenditures, less certain CVSA expenditures, incurred on the project. CVSA can further increase its interest to 70% in the project by funding Exeter’s 30% development share at industry terms with repayment by Exeter on an agreed basis. If CVSA does not exercise its back-in right its interest reverts to a 2% net smelter royalty. This Technical Report details only the exploration activities conducted at Cerro Moro.

In May of 2007, Exeter served notice to CVSA that it was exercising its Option to acquire the properties, having incurred the required exploration expenditures, as detailed in the Agreement. Further, in September of 2007, Exeter served notice of the completion of 10,000 metres of drilling on Cerro Moro, and as required in the Agreement provided CVSA “all relevant geological and technical

_________________________

The Agreement was made between CVSA, Estelar and Exeter. Whereas Exeter offered to conduct exploration works on, and potentially acquire an interest in, the mining properties in the agreement. Such exploration works were carried out by its wholly owned subsidiary Estelar. For simplicity this Technical Report only refers to “Exeter”.

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data and results obtained from the exploration and prospecting works conducted” on the project to that time. This notice triggered CVSA’s once only right to back-in to a 60% project equity interest in Cerro Moro. At the end of October 2007, CVSA gave notice of its decision not to exercise the back-in right and its interest in Cerro Moro has reverted to a 2% net smelter return royalty.

Since commencing work in June 2003 Exeter has carried out diverse exploration activities at Cerro Moro that includes; geological mapping, various ground geophysical surveys, surface sampling and drilling.

The polymetallic gold-silver mineralisation at Cerro Moro is of the low sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. Limited quartz stock-work veinlets are also present around the main veins.

The mineralisation is hosted in sub volcanic and volcanic rocks, which are interpreted to belong to the Jurassic age Chon Aike and La Matilde Formations. In general, the project area is composed of many structural blocks produced by a conjugate set of north-west and north-east faults. Both fault directions contain mineralised quartz veins. In the east and central part of the project the north-easterly faults control the mineralisation at the Deborah, Belen, Maria, Michelle, Barbara and Ana prospects. In the central and west part of the project the north-westerly structures control the mineralisation at the Escondida, Esperanza (including Esperanza South-East), Nini, Dora, Moro, Florencia, Gabriela, Natalia, Tres Lomas and Lala prospects. Several secondary east-west structures occur between the primary north-west structures, and these control the mineralisation at the Patricia, Loma Escondida, Carla and Carlita prospects. The thickness of the veins varies generally from 1 to 5 metres, but there are examples of veins up to 10 metres in width. The strike length of individual veins is variable generally between 200 metres and 1 kilometre. The Escondida structure has been followed with drilling for more than 1.8 kilometres, and remains open along strike and at depth.

Improved geological, structural and mineralisation models in the past 12 months have led to the discovery of numerous high-grade gold-silver polymetallic veins at Cerro Moro. These base metal anomalous veins tend to be recessive and are represented on the surface by either very poor outcrop quartz vein material or none at all. Extensive cover of Tertiary marine sediments and Quaternary gravels also hinder the location or extensions of the various veins and targets. Detailed ground magnetic survey data, coupled with IP and resistivity data, has highlighted potential targets that are initially tested via trenching, as in the case of the Escondida prospect.

Presently structures in an east-west orientation are the preferred targets, where this orientation is interpreted to be due to tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. Examples include Loma Escondida and Carla which both host high-grade gold-silver mineralisation. The Escondida prospect is an example of a high-grade gold-silver shoot in an east-west orientation on a major northwest trending structure.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

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Much of the higher grade mineralisation associated with anomalous base metals contains visible, metallic electrum, with differing shades of silver-gold coloration suggesting variable proportions of the two metals. Simple cyanide leaching tests were carried out on six widely different samples to obtain a preliminary evaluation of the effect of metallic variability. The impact on gold dissolution appeared to be small but on silver it was more significant. A more detailed program is planned to develop a conceptual flow diagram and sufficient engineering data for preliminary cost studies and project evaluations.

This report proposes a three phase drilling program; firstly, to bring the known mineralisation to at least a potential Inferred Resource category (compliant with the CIM Mineral Resource and Mineral Reserve Definitions); secondly, extend the known mineralisation laterally and at depth, and thirdly, a ‘discovery drilling phase’ to test geophysical, geological/structural, and geochemical targets in the search for new high-grade gold-silver discoveries on the property. A preliminary resource estimate, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro is proposed for the second quarter of 2008.

A preliminary development options study is intended to be completed at the beginning of the third quarter 2008. Along with proposed ongoing metallurgical test work, the commencement of environmental and social base line studies will be initiated.

Over 20 new targets have now been identified that require testing. These targets are at various levels of investigation, and geochemical surface sampling, detailed geological mapping, trenching and drilling has been proposed.

A 13 month preliminary budget estimate of US$ 8,535,000 is recommended to complete the above proposed programs.

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2.0	INTRODUCTION

Exeter, a Canadian company based in Vancouver, British Columbia requested the authors to prepare a report detailing the current status of exploration activities on the Cerro Moro Gold-Silver Project (“Cerro Moro”) located in Santa Cruz Province, Argentina. This “Technical Report” as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects conforms with the requirements of Form 43-101F1.

2.1	Purpose of Technical Report

Exeter has an Agreement with CVSA to acquire the rights to 39 individual tenements in three Argentine provinces; Rio Negro, Chubut and Santa Cruz. CVSA is owned 92.5% by AngloGold Ashanti Ltd. (“AngloGold”) and 7.5% by Fomicruz Sociedad Anonima (“S.A.”), the Santa Cruz provincial mining company. The agreement groups the properties into four projects: “Cerro Moro”, “Other Santa Cruz properties”, “Chubut properties” and “Rio Negro properties”. This Technical Report details only the exploration activities conducted at Cerro Moro.

In May of 2007, Exeter served notice to CVSA that it was exercising its Option to acquire the properties, having incurred the required exploration expenditures and completed the drilling, as detailed in the Agreement. Further, in September of 2007, Exeter served notice of the completion of 10,000 metres of drilling on Cerro Moro, and as required under the Agreement provided to CVSA “all relevant geological and technical data and results obtained from the exploration and prospecting works conducted” on the project. This notice triggered CVSA’s once only right to back-in to a 60% project equity interest in Cerro Moro. At the end of October 2007, CVSA gave notice of its decision not to exercise its back-in right and its interest in Cerro Moro has reverted to a 2% net smelter return royalty.

2.2	Sources Of Information

The authors have relied on reports and data provided by CVSA which describe the prior work and history of Cerro Moro, including work primarily performed by Mincorp, and the authors have no reason to believe that their work was not of good quality. The authors have also relied on reports and data provided by Exeter which describe the work performed by Exeter prior to the involvement of the authors. Therefore this report is based on information obtained from exploration activities undertaken at Cerro Moro by Mincorp between 1994 and 1999 and Exeter between 2003 and 2007. The authors have access to all reports and field data obtained/prepared by Mincorp and all drill core and percussion chip cuttings from drilling programs undertaken by Mincorp. The authors also have access to all exploration data obtained by Exeter on Cerro Moro between 2003 and 2007. Additional information on the regional geology and stratigraphy is based on literature in the public domain.

Consultations were made with an Argentine mining lawyer regarding land disposition and the acquisition of mineral rights in Argentina.

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2.3	Scope of the Author’s Inspections of the Property

This report was prepared by; Matthew T. Williams, MAusIMM., Exeter Exploration Manager – Argentina & Chile; and Jerry Perkins, Exeter Vice President – Development and Operations, FAusIMM.

J. Perkins is responsible for preparing section 16. M. Williams of Exeter is responsible for preparing the remainder of the report. M. Williams relied on the assistance of Fernando Chacon, Exeter Cerro Moro Project Geologist, and a Licensed Geologist from the University of San Juan, for the initial drafting of many sections of the Technical Report, and Matt Houston, M.AusIMM, Exeter Consulting Geologist, for the review of the sections 4 to 12. F. Chacon, as Project Geologist has supervised all exploration activities on-site since February 2007. M. Houston, as consultant geologist to Exeter has conducted four site visits since May 2007, each approximately three to four weeks in length.

M.T. Williams, as Exploration Manager has managed all exploration activities on-site from May 2005 to the present. J. Perkins has provided technical advice, conducted on-site reviews, and field inspections of core and samples at Cerro Moro since May 2007 to the present, and has also planned and supervised preliminary metallurgical test programs for the project, selected the laboratories to conduct the tests and reviewed the results.

2.4	Miscellaneous

All units are metric unless otherwise stated. Local drilling grids are used over the main prospects based on the strike direction of the mineralised units. These grids can be referenced back to the Argentinean Gauss Kruger projection (similar to UTM), faja 2, Campo Inchcauspie datum.

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3.0	RELIANCE ON OTHER EXPERTS

The authors have relied upon the expert opinion of Dra. Patricia Inzirillo, a specialist Argentine mining lawyer, as to the status of the exploration tenements at Cerro Moro and the Argentine mining law in general. The authors have relied on the opinion of Dra. Inzirillo with respect to the Agreement between Exeter, Estelar Resources Limited (“Estelar” – a wholly owned subsidiary of Exeter) and CVSA, the previous owners of the Cerro Moro exploration tenements.

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4.0	PROPERTY DESCRIPTION AND LOCATION

Cerro Moro is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz (Refer to Figure 2). The project area is geographically centered at approximately 48° 01’ 55” south latitude and 66° 33’ 45” west longitude.

Cerro Moro comprises fifteen titles covering the main prospects. One of these titles is a Cateo de Exploracion (“Cateo”) and the remainder are Manifestacione de Discubrimiento’s (“MD”) covering approximately 170 square kilometres as shown in Figure 1 and as listed in Table 1.

The Argentine mineral application process is described below.

4.1	Mineral Property Application Process in Argentina

There is no ground staking for mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. There are 3 levels of mineral rights and titles and are as follows:

1. ‘Cateo’ - Before work in an area can commence, an exclusive exploration permit known as a “Cateo” must be obtained. Once an application is submitted all rights to any mineral discoveries on a Cateo by third parties belong to the applicant. A Cateo is measured in 500 hectare (“ha”) units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). The approval of a Cateo specifies the area and the term of the Cateo. A one-time fee of $0.80 per ha is due on application for the Cateo. The rights of the Cateo holder are subject to surface rights.

During the term of a Cateo which begins 30 days after approval, periodic relinquishment of ground is made such that after 300 days from the date of approval, 50% of the area in excess of 4 units must be relinquished and after 700 days, 50% of the remaining area must be relinquished. A Cateo of 1 unit has duration of 150 days and for each additional unit, its duration is increased by 50 additional days.

2. ‘Manifestacion de Discubrimiento’ – upon discovery of a mineral occurrence within a cateo, the owner can apply for a Manifestacion de Discubrimiento (MD) to protect the discovery. The application for a MD can be made at any time during the term of the cateo but must be made before the expiry of the cateo. The maximum area of one MD is 3,000 ha. Upon verification and approval of the mineral discovery by the authorities, the MD will protect the mineral discovery until such time as the “mensura” (measurement) process begins leading to the eventual grant of a Mina (mining lease).

3. ‘Mina’ - After the size and configuration of a Manifestacion de Discubrimiento are determined, a part or all of it is surveyed and the area applied for a ‘Mina’ or Mining Lease. This is usually done after the results of exploration indicate a potential ore body.

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4.2	CVSA – Exeter Option Agreement

On the 30th of December, 2003 CVSA and Exeter signed an Agreement, granting Exeter the right to undertake exploration and prospecting work on 39 CVSA properties (“Properties”) described in schedule “A” of the Agreement.

The Agreement provides Exeter with the exclusive right to acquire a 100% interest in the Properties contained in four projects (located in three Argentine provinces; Rio Negro, Chubut and Santa Cruz) by incurring exploration expenditures of US$3 million over five years, with minimum expenditures in years one and two of $250,000 and $500,000, respectively, followed by $750,000 in each of years three through five including completing 8,000 metres of drilling. Exeter completed a legal due diligence review over of the Properties in March, 2004. The Agreement does not require Exeter to issue shares or make any cash payment to CVSA, other than a signature fee of US$100,000 which was fully paid in September, 2004.

Exeter exercised its Option to acquire the Properties in 2007, having incurred US$3 million on exploration. Once Exeter completes 10,000 metres of drilling on any project, CVSA has the right to back into a 60% interest in that project by paying Exeter 2.5 times Exeter’s expenditures on that project and by carrying Exeter to the completion of a bankable feasibility study. CVSA may earn an additional 10% project interest (to bring its total interest to 70%) by financing Exeter’s share of mine development costs (to be repaid at an agreed rate). Should CVSA not elect to back-in to a project, its interest will reverts to a 2% net smelter return (NSR) from production on that project.

Exeter completed 10,000 metres of drilling at Cerro Moro at the end of July, 2007 and following data collation and the receipt of drilling assays, delivered to CVSA a detailed report containing all geological data in early September 2007. CVSA then had a 45 day period in which to exercise its back-in right or its interest would revert to a 2% NSR. On the 29th of October, 2007 CVSA notified Exeter that they would not to exercise their back-in right.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

Cerro Moro is accessible from either Rio Gallegos City to the south, the capital of Santa Cruz Province or Comodoro Rivadavia City to the north, a southern city in Chubut Province. Both cities have national airports with regular commercial jet services from Buenos Aires. The major centres in close proximity to the project area are Puerto Deseado, approximately 100 kilometres by road to the northeast and Puerto San Julian, approximately 260 kilometres by road to the southwest (Figure 2). Road access from each of these centres is via a combination of paved and all-weather gravel roads. A network of local farm roads and tracks provide reasonable access to all areas of interest within the project area. Exploration is possible on a year-round basis.

5.2	Climate

The climate in the area is dry and has been classified as semi arid with minimum temperatures of -18 C and maximums of 20 C. The area has a low rainfall, (mostly in winter) with some snow and is affected by moderate to strong wind.

5.3	Local Resources and Infrastructure

The immediate vicinity of Cerro Moro is sparsely populated. Farm stations or ‘estancias’ consisting of one to a few houses dot the country side, occurring several kilometres apart. The chief occupation is raising sheep. The operating Cerro Vanguardia Gold Mine (“Cerro Vanguardia”), owned and operated by CVSA, is located approximately 130 kilometres (approximately 200 kilometres by road) to the west-southwest of the project.

The nearest major centres are Puerto Deseado (pop. 10,000), Puerto San Julian (pop. 6,000), Caleta Olivia (pop. 36,000) 210 kilometres by road to the northwest and Comodoro Rivadavia (pop. 140,000) 290 kilometres by road to the north-northwest of the project area. Rio Gallegos (pop. 79,000), the capital of Santa Cruz Province, is approximately 500 kilometres by road to the south of the project. These major centres can provide basic goods and services. The national power grid serves these major centres. Comodoro Rivadavia and Rio Gallegos are serviced with national airports. A well maintained concrete airstrip is located at Puerto Deseado, serviced via small to mid-size charter aircraft.

5.4	Physiography

Cerro Moro has low relief of approximately 60 metres above sea level with an average elevation of 115 metres. There are no permanent watercourses and several saline lagoons and saltpans are found throughout the area.

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6.0	HISTORY

There is no record of previous ownership of Cerro Moro prior to its acquisition by Mincorp.

Mincorp commenced exploration activities in November of 1993. A regional Landsat TM satellite imagery analysis identified 33 targets, which were initially reviewed by helicopter reconnaissance. Major structures with extensive quartz veining were recognized at their “4 Verde” anomaly (now Cerro Moro). Initial rock chip sampling of the veins returned anomalous gold.

During the period between January and April of 1994, Mincorp conducted mapping and surface sampling of the main quartz veins. The tape and compass mapping of the veins was at scale of 1:1,000 and a total of 223 short trenches were dug by hand. No further work was carried out until May 1997 when detailed mapping and trench sampling restarted. The more obvious outcropping quartz vein structures were identified and named: Moro, Nini, Laura, Susy, Dora, Romina, Lourdes, Barbara, Ana, Deborah, Belen, Maria and Michelle. An interpreted geology map at a scale of 1:20,000 was also produced. In total 2,982 samples were collected and all of the samples were analysed at Cerro Vanguardia. After an analysis of the surface sampling results and mapping a total of 19 diamond holes for 1,016 metres were drilled by Mincorp on the; Loma Mosquito, Moro, Nini, Esperanza, Escondida, Deborah and Michelle vein structures.

In June of 1997, Richard Sillitoe conducted an interpretation and revision of exploration strategies on all of the Mincorp’s properties in the Santa Cruz and Rio Negro Provinces. He proposed a mineralisation model for the Cerro Moro veins which speculated on the level of erosion and potential for further discovery.

During December 1997, detailed mapping was conducted at the Tres Lomas, Loma Escondida and Loma Stock-work prospects to improve the geologic understanding of these areas. A lag sampling program was conducted at the Loma Mosquito prospect.

In May of 1998, Richard Sillitoe undertook a second site visit, to review the potential for disseminated-bulk tonnage mineralisation at Cerro Moro.

During April to June in 1999, Mincorp conducted an RC percussion drilling program, totalling 15 holes for 1,577 metres, at the Michelle, Loma Mosquito, Virginia, Loma Stock-work, Loma Escondida and Tres Lomas prospects.

In February of 2000, an analysis and interpretation of the RC drilling results was completed and in March of the same year an internal technical report was written that summarized all of the previous exploration activities.

Mincorp conducted no further work on the property.

In 2001 the rights to the property were transferred to CVSA following the corporate takeover of Mincorp. Table 2 summarizes the previous exploration work undertaken by Mincorp, and Tables 3 and 4 outline the number of metres drilled and samples taken respectively.

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7.0	GEOLOGICAL SETTING

7.1	Regional Geology

Cerro Moro is geologically located within the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.

The oldest rocks within the Deseado Massif are the Upper Pre-Cambrian and Lower Palaeozoic metamorphics of the La Modesta Formation (also known as the Rio Deseado Complex). This formation is intruded by granites of Lower to Middle Palaeozoic age. These rocks are in turn unconformably overlain by the continental sandstone of the La Golondrina and El Tranquilo Formations, which were deposited in a series of graben and half-graben structures.

During the Jurassic and Cretaceous Periods the region underwent extensional tectonics, which initially resulted in the epiclastic and pyroclastic Roca Blanca Formation, followed by the widespread mafic volcanic field of the Bajo Pobre Formation during the Mid-Jurassic. During the Mid and Upper Jurassic these rocks were overlain by felsic and intermediate volcanics and sediments of the Bahia Laura Group. The Bahia Laura Group includes the Chon Aike and La Matilde Formations. The Chon Aike Formation constitutes a thick sequence of rhyolitic ignimbrites, tuffs and volcaniclastics, and is interpreted to host the gold mineralisation at Cerro Moro.

During the Early Tertiary Period – Paleocene Epoch the region was draped with continental and marine sediments. More recently, during the Late Tertiary Period to Pleistocene Epoch, basaltic lava flows were extruded but these are not observed at Cerro Moro (refer to Figures 3 and 4).

7.2	Local & Property Geology

Three major rock groups have been mapped at Cerro Moro, including: sub volcanic, volcanic and cover units. The sub volcanic and volcanic units are interpreted to belong to the Chon Aike and La Matilde Formations of Jurassic age, and the cover consists of Tertiary marine sediments and Quaternary gravels (refer to Figures 5 and 6).

The sub volcanics are characterized by rhyolitic and intermediate flow banded rocks, generally observed as intrusive dykes and domes. These intrude a volcanic sequence, interpreted to be of a similar age, which can be mapped as four distinct stratigraphic units. The first (P4 unit) is an intermediate, volcanic sandstone which is bedded and well-sorted. The second (P2 unit) is a felsic, quartz phyric clast supported volcanic breccia, lacking fiammes or welding. The third (L1 unit) is composed of coherent andesite lavas and volcanoclastics. The last (P1 unit) is a welded, rhyodacitic, vitric crystal tuff at the base of the sequence. The epithermal, gold and silver rich, quartz veins are observed in all of the four units. A slightly younger (P5 unit) felsic ignimbrite appears to unconformably overly the mineralised host rocks and so far there have been no significant discoveries made within the P5 unit. No basement rocks have been seen within the property area.

The volcanic units have a north-west strike and dip between 10 to 50 degrees toward the south-west.

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In general, the project area is composed of many structural blocks produced by a conjugate set of north-west and north-east faults. Both fault directions contain mineralised quartz veins. In the east and central part of the project the north-easterly faults control the mineralisation at the: Deborah, Belen, Maria, Michelle, Barbara and Ana prospects. In the central and west part of the project the north-westerly structures control the mineralisation at the: Escondida, Esperanza (including Esperanza South-East), Nini, Dora, Moro, Florencia, Gabriela, Natalia, Tres Lomas and Lala prospects. Several secondary east-west structures occur between the primary north-west structures, and these control the mineralisation at the: Patricia, Loma Escondida, Carla and Carlita prospects. At present the east-west structures are thought to be tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. In general, large strike-slip displacements have not been observed.

In the north of the project the Laura and Georgina prospects are controlled by north-south structures.

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8.0	DEPOSIT TYPES

The polymetallic gold-silver mineralisation at Cerro Moro is of the low sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. Limited quartz stock-work veinlets are also present around the main veins. Silicification and phyllic alteration, with minor disseminated pyrite, are the most common alteration types observed adjacent to the veins; however the alteration halos are not extensive and may extend only as much as 5 times the vein width into the host rock. The thickness of the veins varies generally from 1 to 5 metres, but there are examples of veins up to 10 metres in width. The strike length of individual veins is variable generally between 200 metres and 1 kilometre. The Escondida structure has been followed with drilling for more than 1.8 kilometres, and remains open along strike and at depth.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

The main prospects delineated and drilled to date include: Escondida, Esperanza, Loma Escondida, Nini, Moro, Tres Lomas, Carla, Deborah, Dora, Gabriela, Virginia, Loma Mosquito, Loma Stock-work, Michelle and Patricia. These prospects are described in more detail below.

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9.0	MINERALISATION

The polymetallic gold-silver mineralization is associated with epithermal veins. The high-grade gold and silver mineralisation is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acantite and chalcopyrite. Detrimental toxic elements such as arsenic and mercury are at relatively low levels. The presence of yellow sphalerite and adularia are indicative of low temperature formation. At least two mineralisation pulses have been observed. The first pulse deposited clean white quartz veins with low sulphide content and is generally poorly mineralised. This has been interpreted as the product of shallow, circulating meteoric dominated water with scarce mixing of magmatic water. A second, later pulse, consisting of black silica is rich in sulphides and hosts the high-grade mineralisation. This deposition is interpreted as a product of the mixing of magmatic dominated water with the meteoric waters. Boiling textures, vein breccias and repeated quartz overgrowths with sulphidic ginguro bands are also observed. Coarse silver sulphide (acantite) and electrum have been observed in several ore shoots and are common in the Escondida prospects.

9.1	Escondida

Initially the Escondida east and west prospects were thought to be two separate veins, but they have recently been proven to be separate shoots within one continuous structure. The Escondida structure has now been traced by drilling for more than 1.8 km in length and it is still open along strike in both directions. Drilling has shown that the mineralisation occurs to a minimum depth of 100 metres below the present land surface. The Escondida quartz vein occurs within a major north-west, pre-mineral fault, dipping between 70 to 85 degrees to the south-west. This fault is interpreted to have pre-, syn- and post-mineralisation movement. To the north of the fault, the foot wall rocks consist of volcanics of the P2 and L1 units, and to the south, the hanging wall rock consists of sandstone of the P4 unit. Escondida is characterised by high-grade gold and silver mineralisation within 0.5 to 5 metre wide ore shoots formed where the major structure changes its strike from north-west to east-west. These shoots to date are typically less than 100 metres by 200 metres in size. The high-grade mineralisation is associated with relatively late, black silica quartz which crosscuts and fills breccia voids within an earlier quartz phase. The black silica is rich in coarse sulphides including; galena, sphalerite, pyrite, chalcopyrite and acantite.

9.2	Esperanza

The Esperanza prospect is a north-west structure with one or more quartz veins, which dip steeply to the north-east. At the north-west end of the prospect the veins have been emplaced within coherent andesite on both sides of the structure. Towards the south east sector (also termed the Esperanza South-East prospect) the main structure displaces rhyodacite of the P1 unit to the north and rhyolite of the P2 unit to the south. The mineralisation to the south-east is characterised by a 15 metre wide stock-work zone between several higher grade veins. The Esperanza structure has a present strike length of 1.2 kilometres, and mineralisation has been drilled to a vertical depth of approximately 80 metres. The main veins are generally between 1 to 3 metres in width. The gold-silver mineralisation is associated with disseminated fine pyrite and copper, lead, zinc sulphides within quartz veins. Sulphidic ginguro banding, with pyrite, chalcopyrite and sphalerite within quartz veining is observed

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in the high grade zones. The structure is presently open to the south-east and to the north-west it may be connected to the Nini prospect.

9.3	Loma Escondida

The Loma Escondida vein is an east-west structure dipping steeply to the north and is hosted entirely within andesite of the L1 unit. This vein is located 500 metres north of the Escondida prospect and has been interpreted as a secondary dilational structure formed by strike-slip movement of the major north-west structures. The vein crops out poorly, but has currently been followed by drilling and trenching for more than 600 metres in length, and is still open to the east and west. It is a relatively narrow vein ranging in thickness between 0.30 to 2 metres. Pyrite, galena, sphalerite and acantite are associated with the high-grade shoots.

9.4	Deborah

The Deborah prospect is a north-east trending structure with a shallow north-west dip. The hanging wall rocks consist of felsic ignimbrite, with the footwall rocks consisting of an intermediate to rhyodacitic ignimbrite. The vein has a total length of 700 metres and mineralisation has been tested to approximately 80 to 100 metres vertical depth. The thickness is variable between 0.50 to 5 metres. The north-east end of structure has been truncated by an interpreted post-mineral north-west trending fault with apparent dextral displacement. The south-east end continues under cover but can be traced for an additional 250 metres in the ground magnetics. The better gold-silver grades to date are located at the north-eastern end and are associated with white quartz vein breccias with a black silica matrix and disseminated sulphides.

9.5	Nini

The Nini prospect occurs as a major north-west vein structure which is partially covered by Tertiary sediments and has been traced by drilling and trenching for approximately 1.2 kilometres in length. To the south-east the structure may be connected with the Esperanza structure beneath Tertiary cover. In the north-west the vein dips shallowly to the north-east, with the hanging wall consisting of dacitic ignimbrite of the P1 unit and the foot wall of andesitic lavas of the L1 unit. In the central and south-eastern part of the structure the dip changes to 80 degrees to the north-east and the host rock is intermediate to rhyodacitic ignimbrite of the P1 unit, in both the hanging wall and foot wall. The thickness is variable between 0.90 and 3.30 metres. The predominant strike of the structure is north-westerly; however there are indications of potential east-west trending zones, which are presently thought to be more prospective for higher grades and widths. The mineralisation is generally observed within a single quartz vein, however vein breccias and stock-works with disseminated sulphides have been observed in places.

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9.6	Moro

The Moro prospect is a north-west striking quartz vein structure with a north-east dip. It can be traced for at least 500 metres, with widths ranging between 0.60 and 2.20 metres. It is hosted in felsic to intermediate tuff and the mineralization is associated with a chalcedonic quartz vein with well developed lattice-blade textures and disseminated pyrite.

9.7	Tres Lomas

The Tres Lomas prospect is named after three small hills aligned in a north-west orientation. Quartz veining on the hills can be traced for approximately 200 metres along strike and are hosted in rhyodacitic ignimbrite of the P1 unit. The veins are mostly near vertical and have well developed stock-works with widths ranging between 0.3 to 5 metres. The gold-silver mineralisation is associated with chalcedonic quartz with considerable disseminated pyrite.

9.8	Carla

The Carla prospect contains short east-west quartz veins and breccia veins related to a major north-west fault. This major fault has been interpreted as the same regional structure that controls the mineralization at the Esperanza and Nini prospects. Patchy mineralisation has been followed by drilling and trenching for over 150 metres and is truncated by a major post mineral fault within 50 vertical metres of the surface. The thickness of the mineralisation is variable between 1 to 10 metres. High-grade mineralisation is associated with hydrothermal black silica breccias rich in sulphides; including pyrite, galena, sphalerite (and acantite?). The mineralisation is emplaced close to a wide tectonic breccia zone that separates a felsic ignimbrite to the north and a coherent andesite unit to the south.

9.9	Dora

The Dora prospect is a wide quartz filled structure with a north-northwest strike, dipping steeply to the east. Low-grade quartz has been traced for 240 metres and widths vary between 1 to 11 metres. The mineralisation is low grade and the white massive quartz vein is low in sulphides. The structure occurs in a felsic tuff with strong argillic alteration.

9.10	Virginia

The Virginia prospect has been interpreted as an eroded acid sulphate cap, commonly found in the preserved upper portion of low sulphidation system. Two zones, each 200 metres in length, have been tested by shallow drilling with some significant results. The trend of this silica-cap has a north-east strike and the disseminated mineralization is associated with pervasive silica-kaolin-alunite? alteration in a felsic tuff.

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9.11	Loma Mosquito

The Loma Mosquito prospect is characterized by the presence of possible sinter caps and eruption breccias, which have been interpreted as the upper portion of a low sulphidation system. Loma Mosquito is located in the northern part of the property near the Virginia prospect and is the only place where sinters have been recognized. Drilling in this area has confirmed the presence of anomalous gold associated with shallow, east dipping eruption breccias and silicified tuff.

9.12	Loma Stock-work

The Loma Stock-work prospect is a small hill with abundant stock-work veining emplaced in a silicified rhyolite rock over an area of approximately 1 hectare. One drill hole has confirmed low-grade mineralisation in the pyritic quartz stock-work veining.

9.13	Michelle

The Michelle prospect consists of several parallel sub-vertical quartz veins, trending approximately north-south to north-northeast. The veins have been tested by drilling and trenching over approximately 400 metres in length and were found to be up to 2 metres wide. The low-grade veins contain crystalline quartz with poorly developed coarse banding and occur in rhyolite.

9.14	Patricia

The Patricia prospect is an east-west, narrow quartz vein structure dipping steeply to the north and emplaced in coherent andesite. The area is partly covered by Tertiary and Quaternary sediments. The structure has an outcrop expression for 300 metres, but is interpreted from the ground magnetics to continue for an additional 300 metres to the west and 200 metres to the east. High-grade gold and silver mineralisation has been intersected in trenches and drill holes and is more elevated to the west, before disappearing under cover. This mineralisation is associated with copper, lead and zinc sulphides in quartz veins, approximately 1 metre in width. It is currently interpreted that this east-west vein occurs within a similar structural setting to that of the Loma Escondida prospect to the south, and that both are secondary dilational structures formed by strike-slip movement of the major north-west structures such as Escondida and Esperanza.

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10.0	EXPLORATION

10.1	Introduction

Since commencing work in June 2003 Exeter has carried out diverse exploration activities at Cerro Moro that includes; geological mapping, various geophysical surveys, surface sampling and drilling. Table 5 chronologically summarises all the exploration work undertaken to date.

10.2	Geological Mapping

Several campaigns of geological mapping have been conducted

Early 2004; Colin Nash was contracted to undertake an ASTER satellite imagery based geological interpretation of the property at a scale of 1:75,000. This was followed up and modified with ground observations (Refer to Figure 5).

More recently a program of mapping at a scale of 1:2,000 commenced in the south of the property in the vicinity of the Escondida and Carla areas. This work started by geological consultant, Dean Williams, is presently being continued by Matt Houston, who is continuing to expand the mapping at a scale of 1:5,000 (all mapping is presented on Figure 6 at a scale of 1:10,000).

Prospect scale geological mapping at a scale of 1:500 is currently in progress at the Escondida, Loma Escondida, Esperanza, Tres Lomas, Carla-Carlita, Gabriela and Nini prospects.

10.3	Geophysics

Exeter has undertaken a number of ground magnetic and induced polarization (“IP”) and resistivity surveys at Cerro Moro (refer to Table 6 and Figure 7).

10.3.1	Ground Magnetics

Exeter purchased two GEM 19 Overhauser Magnetometers; a base station and a ‘walking’ magnetometer. The walking magnetometer is fitted with a GPS and was set to take readings every 2 seconds.

Initially an east-west oriented survey was undertaken over an 80 square kilometre area covering the principal areas of mineralisation as determined from previous work. The program was run in a series of blocks each covering 2 to 4 square kilometres. Lines have a 40 metre spacing, and the 2 second delay on readings gave an average reading spacing of 5 metres. The data was sent to consultant geophysicist, Dave Burt, for verification and processing.

Following the recent discovery of east-west oriented veins at Escondida, Patricia and Loma Escondida a second north-south oriented survey was conducted. This north-south survey was conducted with the

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same specifications as the preceding east-west survey. The final images were prepared by combining the north-south data with the east-west data (refer to Figures 8 and 9).

Excellent results were obtained as almost all the known structures have been differentiated in the processed ground magnetic data. Importantly, the structures are interpreted to extend under the shallow Tertiary marine sediment cover. The Escondida structure is interpreted to continue to the north-west under cover for more than 1 kilometre and the Esperanza structure also appears to extend for approximately 600 metres to the south-east. Both extensions have been tested by drilling with positive results.

10.3.2	IP and Resistivity Surveys

Three programs of IP and Resistivity have been undertaken on the property. Refer to Figure 7 for the location of each survey.

10.3.2.1	Quantec July 2004 Gradient Array IP and Resistivity Survey

The first IP and resistivity program was conducted by Quantec Geoscience Argentina S.A. (“Quantec”). Both gradient array and dipole-dipole survey methods were implemented. Three gradient array grids, each approximately 1 square kilometre in area, were surveyed; covering the Moro, Esperanza and Deborah vein structures. Each grid was composed of 50 metre spaced lines with a 50 metre station spacing along the lines. A single dipole-dipole line was also run over each of these structures.

10.3.2.2	Akubra November 2004 Resistivity Survey

From the initial survey undertaken by Quantec it was concluded that resistivity alone was sufficient to ascertain the presence of hidden structures. Akubra were then contracted to undertake a resistivity only survey over two large areas covering the eastern and western portions of the property. Refer to Figures 10 and 11.

10.3.2.3	Quantec May 2007 Gradient Array IP and Resistivity Survey

A third survey was undertaken in the south of the property following a recommendation by consultant Greg Corbett in order to attempt to define additional narrow sulphide rich veins, similar to the recently discovered Escondida vein. This survey was conducted on north-south oriented lines with a 100 metre line separation and a 25 metre station spacing.

Positive results were obtained. The gradient array survey data has highlighted clear anomalies over areas of known structures. The chargeability plan plot for the Escondida area shows a broad, long anomaly over the entire Escondida prospect (refer to Figure 12). The resistivity plan plot for the same area clearly shows the Escondida fault as a strong resistor to the north and a weak resistor to the south, probably due to the different rock types on either side of the fault (refer to Figure 13). Other known

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prospects that show chargeability and resistivity anomalies are; Loma Escondida, Tres Lomas, Carla and the Carlita prospects.

10.4	Surface Sampling

Prior to the work of Exeter, a total of 2,982 samples were collected at Cerro Moro by Mincorp, where 2,163 of these were from trenches and rock chip channel samples, with the remaining 819 samples being spot rock samples.

Since Exeter commenced exploration work on the property in June, 2003 an additional 3,225 samples have been collected. Table 7 summarises the types and quantity of samples.

10.4.1	Rock Chip Samples

A total of 911 spot rock chip samples were collected from all of the main prospect areas; Escondida, Loma Escondida, Patricia, Tres Lomas, Patricia, Natalia, Gabriela, Nini, Carla, Deborah, Belen, Maria, Michelle, Moro, Dora, Lala, Laura and Georgina. This program of sampling was undertaken to assess targets identified in the geophysical products, as well as outcropping veins which had not been previously sampled. Sampling was also undertaken in areas of abundant float, where outcrop was not apparent, and also not previously sampled.

Many samples were analysed for gold only by fire assay (50 gram Au fire assay with either an atomic absorption spectroscopy (“AAS”) or gravimetric finish – with a 1 part per billion (“ppb”) Au detection limit) and others also included multi-element analyses using conventional inductively coupled plasma atomic emission spectroscopy (“ICP-AES”) analysis with an aqua regia digestion (laboratory code “ME-ICP41”). Samples were submitted to the ALS-Chemex sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS-Chemex laboratory in La Serena, Chile.

Refer to Appendix I for a listing of the location and assay results of the rock chip samples (note: includes the pre-Exeter sampling).

10.4.2	Lag Sampling

A total of 10 lag soil sampling lines were completed for 457 samples totalling 14.1 line kilometres. The areas sampled include; Deborah, Escondida, Loma Escondida, Tres Lomas, Patricia, Barbara, Ana, Carla and Carlita. Several anomalies were detected, particularly over the known veins, indicating the effectiveness of the method. The three highest samples returned gold values of; 1,210 ppb, 666 ppb and 119 ppb. Each sample represents a composite over a 25 metre interval, and the material sampled is between 2 and 5 millimetres in size.

_________________________

 Both the ALS-Chemex sample preparation facility in Mendoza, Argentina and the ALS-Chemex laboratory in La Serena, Chile are ISO-9001:2000 certified laboratories.

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The lag samples were analysed for gold by fire assay and ICP-AES (laboratory code “Au-AA24”) along with multi-element analysis using ME-ICP41m. Samples were submitted to the ALS-Chemex sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS-Chemex laboratory in La Serena, Chile.

Refer to Appendix II for a listing of the location and assay results of the lag samples.

10.4.3	Soil and Mobile Metal Ion Samples

Exeter conducted a soil sample program during 2004 and 2005 with the objective of defining potential drill targets over resistivity anomalies. During this program 404 samples were collected. Due to the absence of a well-defined soil horizon the sampling methodology was to dig a hole 20 to 30 centimetres deep and to sieve (-80 #) the material collected from the bottom of the hole. The method failed to provide geochemical targets over areas of cover with the only anomalous results returned being from samples located proximal to the known outcropping veins.

Refer to Appendix III for a listing of the location and assay results of the soil samples.

Exeter conducted a trial Mobile Metal Ion (“MMI”) soil sample program between the Esperanza and Nini structures, in an area with recent cover and no outcrop. A total of 17 samples were collected for analysis. Samples were collected over two lines, an orientation line passing over the Nini vein with the second over marine sediments that form a ridge which separates the Nini and Esperanza prospects. The orientation line contained anomalous values; however the line over the covered area contained no anomalous results. The marine sediments that form the ridge have an estimated thickness of 40 metres, so drilling will be necessary to test whether the mineralisation continues between the two veins. Refer to Appendix IV for a listing of the location and assay results of the MMI samples.

10.4.4	Trenches and Rock Chip Channels Samples

Prior to the work of Exeter, a total of 405 hand dug trenches were completed by Mincorp, totalling 3,036 metres from which 2,163 samples were collected.

Exeter has completed to date a total 135 trenches for 2,390 metres, from which 1,431 samples have been collected and assayed. Trenching was conducted at the Carla, Carlita, Deborah, Escondida, Esperanza, Gabriela, Loma Escondida, Natalia, Patricia and Tres Lomas prospects. Refer to Table 8 for details of the trench and chip channel sampling.

The samples in the trenches were collected by hammer and chisel, every 2 metres, or less, as dictated by geology. Depending on the length of the samples, samples weights ranged between 1 and 7 kilograms, with an average sample weight of 5 kilograms.

All channel samples have been assayed for gold by fire assay with an AAS finish (laboratory code “Au-AA24”) and silver by four acid “near-total” digestion (HF-HNO3-HClO4 digestion, HCl leach) with an AAS finish (laboratory code “Ag-AA61”). Samples were submitted to the ALS-Chemex

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sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS-Chemex laboratory in La Serena, Chile.

Refer to Appendix V for a listing of the trench sample locations, and Appendix VI for the assay results.

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11.0	DRILLING

Prior to Exeter, 34 drill holes for 2,593 metres was conducted by Mincorp, comprised of 19 diamond drill holes for 1,016 metres and 15 RC percussion drill holes for 1,577 metres.

To date, Exeter has drilled a total of 142 drill holes for 10,026 metres, comprised of 82 diamond holes for 4,826 metres and 91 RC percussion drill holes for 5,200 metres. Therefore the current total of drilling at Cerro Moro equates to 176 holes for 12,619 metres. Table 9 shows the total drill metres and percentage by prospect, where presently 60% of the drilling has been conducted on the Escondida, Esperanza and Deborah veins, with over half of this solely at the Escondida prospect. Table 10 details the drill component completed by Exeter by prospect.

The majority of drilling by Exeter has been undertaken by Major Perforaciones Argentina; a subsidiary of the Major Drilling group based in Canada, with a limited number of diamond holes drilled by Patagonia Drill Mining Services S.A. Experienced expatriate drilling supervisors supervised the drilling operations.

Diamond core drilling has been mostly undertaken utilising track-mounted UDR650 multi-purpose rigs. All diamond core drilling has been HQ3 size utilising triple tube equipment. The majority of diamond core holes were drilled using the Ballmark orientation system to provide accurate core orientations. Where water was intersected in RC percussion holes, resulting in lower sample recoveries, drilling was converted to diamond core to test the target zones.

RC percussion holes and percussion pre-collars to diamond drill holes were drilled utilising a UDR650 rig with (350psi/900cfm) air capacity. Holes were drilled with face-sampling hammers with hole diameters between 13.0 and 14.0 centimetres.

The drill collars from MRC001 to MRC060, as well as the Mincorp RC percussion and diamond drill collars from ARC01 to ARC16 and DDH01 to DDH19 have been surveyed by a surveying contractor using a total station EDM theodolite. The remaining drill collars have been positioned with compass and tape using the previous collars surveyed with a theodolite as a reference. Down-hole surveys by Exeter were performed at the time of drilling initially utilising an Ausmine (“Eastman-type”) down-hole camera, and since March 2007 using a digital Reflex down-hole camera.

A summary of drill hole location, survey data and assay results are presented in Appendix VII, Appendix VIII and Appendix IX, respectively. Collar locations in relation to local prospect grids are displayed on Figures 14 to 23.

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12.0	SAMPLE METHOD AND APPROACH

12.1	Surface Sampling

The same methodology was used to collect the samples in the trenches and surface rock chip channel sampling. All the samples were taken by a field assistant under a geologist’s supervision utilising hammer and chisel. The samples to be collected are initially marked up by a geologist using a nominal 2 metre sample length with smaller lengths dependent on geological or mineralisation contacts. All of the sampling in the trenches and surface rock chip channels are continuously sampled. Representative chips of each sample interval are stored in plastic boxes for future reference. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

The lag soil samples are a composite of 5 sites taken every 5 metres over every 25 metres. The sampling was performed by field assistants under geologist supervision. The sampled material is sieved on-site to between 2 and 5 millimetres.

12.2	Diamond Drilling

All the diamond holes drilled by Exeter were orientated using the Ballmark system. The system uses gravity to make a mark on an aluminium disk with a small ball, which represents the bottom of the hole in the oriented core. An Exeter technician on the drill site measures core recovery and draws an initial orientation line on the core. The drill core is then placed in marked wooden core boxes at the drill site and transported to the Exeter camp (located at the northwestern corner of the property) for processing.

The orientation is verified at the camp before detailed geotechnical logging by trained specialist technicians. Geotechnical logging documents rock quality, which includes structural measurements of defects. All data is recorded on a metre by metre basis and include; recovery, rock quality designation (“RQD”), strength, weathering, and the orientation of fractures. Utilising the orientation line (which represents the bottom of the hole) “alpha” and “beta” measurements are taken of the fractures. The alpha angle is the angle between the fracture plane and core axis. The beta angle is the angle between the axis of the fracture and orientation line measured in clockwise direction. Knowing the alpha and beta angles of the fractures and the orientation of the hole (dip and azimuth), the true spatial position of the fractures can be calculated (dip and dip direction) using Dips software.

Core recoveries are estimated, per drill run, using the core marker blocks and are also calculated on a metre by metre basis. Good recoveries have been obtained with an average of over 90 percent.

Every diamond hole is digitally photographed, wet and dry, by technicians before cutting and sampling.

The geology is recorded by geologists following orientation of the core. The stratigraphic and lithologic units are recorded and entered into the data-base to allow the construction of geological sections. Alteration and mineralisation data are also recorded. Structural measurements of faults, veins and geological contact are taken with a Brunton compass in an orientation frame utilising the orientation line as a reference.

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On completion of logging and photography a geologist marks the core for sampling. Sample lengths through the obvious mineralised zones vary between 0.3 and 1.5 metres dependent on geological and structural contacts, and these samples are classified as “high priority”. The remainder of each drill hole, classified as “low priority”, is generally sampled every one metre. To date, generally the complete hole has been sampled. Exeter technicians utilise a diamond saw on-site to cut the core in half. One half of the core is sampled and sent to the laboratory and the remaining half is stored on-site in the core boxes. The core saw is cleaned with a brick or other abrasive stone between each high priority sample to eliminate contamination between potential high grade samples. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

A total of 4,707 core samples have been assayed by Exeter to date.

12.3	RC Percussion Drilling

RC percussion drilling samples are collected using a cyclone attached to the drill rig at one metre intervals. The geological logging is performed by Exeter geologists at the drill site. On completion of the logging the geologist determines the sample interval lengths of the high and low priority zones. The high priority, potentially mineralized, zones are sampled at one metre intervals and composite samples of three metres are collected through the low priority zones. Each of the one metre samples are stored in plastic bags and are weighed and recorded by technicians at the drill site. The geologist records the diameter of the drilling tools (bit and shoes) at the beginning and end of each hole and uses these measurements to calculate an estimated weight of each sample. In this way the recovery of each sample can be calculated, assuming a density of 2.5. To date, recoveries average between 80 to 85 percent. The sampling is performed at the Exeter camp by technicians, utilising a riffle splitter, where each metre sample is split 3 times. The average 1 metre sample weight is approximately 3 kilograms, with an average of 9 kilograms for the 3 metre composite samples.

A total of 1,763 RC percussion samples have been assayed by Exeter to date.

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13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1	Sample Preparation and Analysis

Since commencement of exploration activities at Cerro Moro Exeter have sent all samples for preparation to the ALS-Chemex preparation facility in Mendoza, Argentina, where the prepared samples are then sent for analysis at the ALS-Chemex laboratory in La Serena Chile; both ISO-9001:2000 certified laboratories.

All of the batches of drilling samples dispatched to the lab are flagged, on the sample dispatch order form, as either “high priority” (obvious mineralized zones) or “low priority” (not obviously mineralised). A description of high and low priority sample preparation and analytical methods are detailed below:

13.1.1	Procedures for High Priority Samples

1.

All samples to be crushed to –2mm (laboratory code CRU-31) and followed before and after with a barren flush (laboratory code WSH-21). A sample of the flush material is retained for future quality control assay if and when required.

2.	For samples without visible gold,
a.	Whole sample to be pulverised to –75micron (laboratory code PUL-21)
b.

Assay Au by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100 parts per million (“ppm”) detection) Ag by laboratory code Ag-GRA21 (30 gram Ag fire assay with gravimetric finish; 5 to 10000 ppm detection) multi-elements analysis by laboratory code ME-MS61m (four acid near total digestion; 48 elements and mercury)

c.

If Au is >100ppm, split pulverised residue and re-assay first split by laboratory code Au-GRA22 (50 gram fire assay with gravimetric finish; 0.05 to 1000 ppm detection; retain all residue) and second split by laboratory code SCR21 (100 micron screened fire assay; 0.05 to 1000 ppm detection).

d.	Samples with >1 and <100 ppm Au, repeat assay by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100 ppm detection).
3.	For samples with visible gold requested for method laboratory code SCR21

a.	Split –2mm sample.
b.

First 50% split to be pulverised to –75micron (laboratory code PUL-21) and followed before and after with a barren flush (laboratory code WSH-22). A sample of the flush material is retained for future quality control assay if required. Assay first pulverised split by laboratory code SCR21 (100 micron screened fire assay; 0.05 to 1,000ppm detection). Second 50% split to be pulverised to –75micron (laboratory code PUL-21) and followed before and after with a barren flush (laboratory code WSH-22) and assayed by laboratory codes Au-AA26, ME-MS61m and Ag-GRA21, as per 2b above.

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c.	If Au-AA26 is >100 ppm, re-assay with laboratory code Au-GRA22 (50 gram fire assay with gravimetric finish; 0.05 to 1000ppm detection. Retain all residue).

d.	Samples with Au-AA26 >1 and <100 ppm Au, repeat assay by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100ppm detection).

13.1.2	Procedures for Low Priority Samples

1.	Crush whole sample laboratory code CRU-31 (-2mm).
2.	Pulverise whole sample –75 micron laboratory code PUL-21
3.

Analyse Au by laboratory code Au-AA24 (50 gram fire assay with AAS finish 0.05 to 10ppm detection. Retain all residue) and Ag by laboratory code AgAA-61 (four acid digest with AAS finish; 0.5 to 100ppm detection)

4.	Samples >10 Au ppm, re-assay by laboratory code Au-GRA22.
5.	Samples >1 and <10ppm Au re-assay by laboratory code laboratory code Au-AA24

13.2	Quality Control

Quality control procedures include the use of geochemical standards, sample duplicates (RC percussion and lag soil samples only), geochemical blanks and check assaying.

13.2.1	Geochemical Standards

Geochemical standards have been used by Exeter in all geochemical sampling and drilling programmes at Cerro Moro. From June 2003 to March 2007 the standards were inserted every 40 samples. From March 2007, standards are frequently inserted every 20 samples. Standards are provided by Geostats Pty. Ltd. of Australia. To date, five standard types have been used with recommended assay values varying from 0.33 Au ppm to 6.83 Au ppm. The assays provided by ALS-Chemex have been statistically analysed and separated into categories according to the recommended standard values. This analysis demonstrates that the greatest irregularities are associated with the lowest grade samples; with the 0.33 ppm Au standard returning assays with an average variation from the recommended value of -10.6 % and a standard deviation of 16.4%. However, standards with higher than recommended values have returned more acceptable levels for Average Percent Deviation and Standard Deviation. Figures 24 to 28 display line graphs for individual assays, graphed according to the recommended value. Refer to Appendix XI for a full listing of the geochemical standards.

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13.2.2	Check Assaying

As part of the assaying procedure ALS-Chemex re-assay all samples that return gold values of greater than 1.0 ppm Au. A plot of the original, versus duplicate samples indicates reasonable correlation inferring a low nugget effect (refer to Figure 29). Refer to Appendix XII for a full listing of the duplicate results.

No assaying of drilling samples by a second independent laboratory has been completed although this work is planned.

13.2.3	Blanks

Geochemical blanks prepared from barren quartz have been submitted into the geochemical and drilling sample stream. From June 2003 to March 2007 the blanks were inserted every 40 samples. From March 2007 blanks are frequently inserted every 20 samples. These were offset with the standards giving a control sample every 10 samples.

With few exceptions, assay results of the blanks have routinely been less than 0.005 ppm (less than the detection limit). Figures 30 and 31 display the results of Au ppm and Ag ppm, respectively, for the blank samples. These figures demonstrate that two blanks have returned erroneous values, where one of these was possibly a standard sample, introduced instead of a blank and therefore not a laboratory error. Refer to Appendix X for a full listing of the geochemical blanks.

13.3	Security

Sampling of rock chips, trenches and rock chip channel samples, percussion chips and drill cores has been conducted on-site by Company personnel under the supervision of experienced Company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, two to six samples are then placed in larger woven plastic bags which are then sealed with cable ties and numbered in readiness for transport to the laboratory.

All Exeter samples are transported from site by Company vehicle to the bus station in either Caleta Olivia City or to Comodoro Rivadavia City. The samples are then transported by bus to the ALS-Chemex preparation facility in Mendoza, Argentina.

13.4	Author’s Statement

In the authors’ opinion, the sample preparation, security and analytical procedures employed by Exeter are consistent with standard industry practice particularly in the exploration for precious metals.

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14.0	DATA VERIFICATION

The various steps taken by Exeter in ensuring the integrity of analytical data are consistent with standard industry practice particularly in the exploration for precious metals. The sampling procedures are consistent with the authors’ understanding of the style of mineralization and structural controls in the various deposits. The authors’ examination of drill cores, particularly in regard to the recognition of mineralized intervals verified the soundness of the core sampling procedure.

The Cerro Moro ‘database’ currently consists of a series of separate MS Excel files containing collar locations, down hole surveys, geological logging, and assays.

As of early 2007, the entering of new assay data has been the sole responsibility of Exeter’s Chief Draftsman and Database Manager in Argentina. Validation of the database has been a four stage process:

i.	Perusal of existing Quality Control products (i.e.: blanks, geochemical standards and duplicates) to identify areas for further investigation.
ii.	Visual checking by the data entry project geologist.
iii.	Detailed validation of all raw data.
iv.	Checking by senior Exeter personnel for simple errors in MS Excel.

The authors’ numerous visits to site, included field inspection and confirmation of the location of drill holes, the mineralised outcrops, and mineralisation in both drill core and RC percussion holes.

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15.0	ADJACENT PROPERTIES

Exeter is not aware of any material information concerning any adjacent properties.

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16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1	Introduction

By the end of April 2007 high-grade gold and silver zones had been identified within certain Cerro Moro veins. Precious metal grades were highly variable and the veins apparently contained noticeable quantities of coarse electrum. These intersections were also often associated with visibly noticeable quantities of base metal minerals. These factors can at times cause complications in conventional gold recovery circuits and it was decided to carry out some preliminary metallurgical test work of a scoping nature to obtain some early indication of metallurgical responses.

The diamond drill core intersections at the project are relatively narrow and only quarter-core is available for metallurgical testing making the quantity of material available for test work both small and valuable, too valuable to use for a scoping program. It was therefore decided that because of its preliminary nature, useful indications of metallurgical behaviour could be obtained by conducting test work on coarse pulverized rejects that had been stored at ALS-Chemex following assay sample preparation. The use of such coarse pulverized reject material for feasibility or development metallurgical test work is not advisable because of atypical size distributions that arise as a result of the use of ring pulverisers.

An intercept analysis was carried out in conjunction with Cerro Moro geologists and six intercepts were selected to span a range of individual precious metal grades as well as a wide range of silver-gold ratios from several different veins.

It was decided to carry out the test work at the SGS Minerals Services (“SGS”: ex-Lakefield Research) laboratories in Santiago (SGS is a member of the worldwide SGS analytical services group and has current ISO 9001:2000, ISO 14001:2004 and ISO 18001:1999 certification for its facilities in Santiago). The laboratory had excellent equipment and assay support services; and although it was not considered by Exeter to be a specialist gold laboratory due to it only having a limited number of senior personnel with gold experience, SGS has frequently carried out bulk leach extractable gold (“BLEG”) – style bottle roll tests for clients with kinetic sampling at controlled points during the leach. It was decided that the use of a modified BLEG style test was reasonable given both the type of sample available and the scoping nature of the work being considered.

16.2	Intercept Selection and Weights

The limited quantity of sample material available for test work extended to the coarse rejects samples as well. After the sampling for the intended metallurgical had been carried out, it was necessary to ensure that sufficient sample material remained to allow duplicate analyses and sampling at any later due diligence stage, such as an independent review of resource estimates. So the sample sizes that could be removed for testing were relatively small. Details of samples selected, principal assays, sample weights selected for test work and remaining sample weights are illustrated in Table 11.

The coarse reject weights for MRC84 were considered too erratic to be representative in the selected intercepts; however, there were relatively large quantities of assay pulp rejects available and it was

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therefore decided to use this pulp sample material for test work rather than not test the impact of two different silver:gold ratios within the one mineralized interval.

Each intercept selected for testing included one interval of simulated hanging-wall and footwall dilution and were prepared on the basis of taking the same weight per metre from each interval within the selected intercept boundaries.

The gold assays of the six intercepts ranged from approximately 3 grams per tonne (“g/t”) Au to 80 g/t Au; while the silver assays ranged from 98 g/t Ag to 1,820 g/t Ag. The silver:gold ratios varied from 2 to 136 and the base metal assays were not known at the time.

16.3	Sample Receipt and Test Planning

SGS in Santiago received and checked the samples and also made a qualitative assessment of the size distributions of the samples. They reported that the Carla intercept rejects from MD66 appeared to be significantly coarser than the other drill core rejects while the MRC84 pulps were confirmed as fine.

On this basis it was decided that sufficient weight existed to make a small composite of MD64, MD76 and MD82 with sufficient weight for grind establishment testing. There was also sufficient weight in the coarser and longer Carla MD66 intercept to carry out its own grind establishment test. Doing this would let all the tests be carried out at close to the established industry standard grind size of 75 microns and allow a more meaningful comparison of the variability.

SGS also confirmed that it was able to carry out its kinetic leach bottle roll tests on 500 gram samples rather than the usual 1,000 gram tests that were intended without compromising the kinetic measurements. It was decided to proceed on this basis so that if necessary, sufficient sample would still be available for repeat or alternative procedures.

The test brief in summary was:

•	Head assays on all intercepts; 50 g fire assays for Au and Ag and ICP assays for base and other metals.

•	A targeted P80 of 75 microns for the core samples based on the grind establishment test results.

•	A light nominal grind of two minutes to polish surfaces on the MRC 84 pulp samples.

•	72 hour leach in a standard bottle roll frame at 33% solids.

•	Initial pH 11.0 adjusted with lime and a cyanide concentration of 1 gram/litre NaCN.

•	Target pH and NaCN maintained by incremental additions after kinetic sample checks.

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•	Kinetic samples at 2, 4, 8, 24, 48 and 72 hours with total system weight kept constant. The kinetic samples to be quantitatively accounted for in final calculations.

•	Kinetic sample measurements of pH, milligram/litre NaCN, Au, Ag, Cu, Zn.

16.4	SGS Test Results

These tests were intentionally very simple and were deliberately carried out under strong cyanide leach conditions for a long time. The results were not intended to be a prediction of a conceptual plant performance. They were intended to provide only a general idea of the metallurgical response of a range of grades and styles of mineralisation. The main test results and parameters are summarized in Tables 12 to 14.

The following points were noted:

•	Gold dissolutions were high to very high in all but the lower grade sample from MD 76.

•	High silver:gold ratios appeared as though they may slightly impact gold recovery but only in a minor way.

•	Silver dissolutions were also quite high for a cyanide leach but were more variable than gold and were in a range from 60% to 90%.

•	Silver residues would represent a significant economic loss at the levels achieved.

•	Both cyanide and lime consumptions were high.

•

Copper assays were low; however, indications (from detailed SGS measurements not repeated here) were that a significant amount of copper was dissolved tending to suggest chalcopyrite was not the dominant copper sulphide.

•	The higher grade calculated head assays for gold were lower than the assay heads.

The kinetic curves obtained by SGS for gold and silver dissolutions are reproduced in Figures 32 and 33 (the size nominated in the key was an error and can be ignored).

In most samples there was a variable portion of rapidly leaching gold that probably represented either free gold or low-gold amalgam. Thereafter the gently rising slope appeared typical of ordinary, slow, amalgam leaching.

There were slight indications of gold precipitation from solution in most samples in the latter stages of leaching.

There was a significant and variable component of rapidly leaching silver mineralization, especially in the two MRC 84 intercepts from Escondida West. Thereafter the increased dissolution of silver was

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very slow, steady and linear and almost certainly due to amalgam. In all cases leaching was continuing with a steady increase in recovery most probably continuing after 72 hours.

16.5	Conclusions

In spite of very high variability of the samples selected for this scoping testwork program, the gold dissolutions were encouragingly high and did not appear to be excessively affected by base metal or silver content.

Silver dissolutions were much more variable and so was the rate of dissolution. At this stage this has been interpreted as being due to variable quantities of coarse electrum which itself may have variable silver gold compositions, however this will have to be confirmed in future work.

If this interpretation proves correct, conventional gravity concentration should prove effective in recovering electrum as well as liberated gold and silver in a separate gravity concentrate. If this is the case, overall silver recoveries should improve and the rate of silver dissolution in cyanide leaching may also improve.

These aspects will be one of the priorities for future, more detailed, metallurgical test work.

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17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Exeter has not estimated a potential mineral resource or mineral reserve as yet, although this work is planned. The authors are not aware of any CIM Mineral Resource and Mineral Reserve Definition compliant resource or reserve estimates completed by any other companies on the property.

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18.0	OTHER RELEVANT DATA AND INFORMATION

There is no other data or information known by the authors that would be considered to be relevant to the Cerro Moro project at this time.

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19.0	INTERPRETATION AND CONCLUSIONS

Improved geological, structural and mineralisation models developed over the past 12 months has led to the discovery of numerous high-grade gold-silver polymetallic veins at Cerro Moro. These base metal anomalous veins tend to be recessive and are represented on the surface by either very poor outcrop quartz vein material or none at all. Extensive cover of Tertiary marine sediments and Quaternary gravels also hinder the location or extensions of the various veins and targets. Detailed ground magnetic survey data, coupled with IP and resistivity data, has highlighted potential targets that are initially tested via trenching, as in the case of the Escondida prospect.

Structures in an east-west orientation are presently the preferred targets, where this orientation is interpreted to be tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. Examples include Loma Escondida and Carla, that both host high-grade gold-silver mineralisation. The Escondida prospect is an example of a high-grade gold-silver shoot in an east-west orientation on a major northwest trending structure.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

Almost 60 percent of the total metres drilled by Exeter has been completed during 2007, and of those nearly 70 percent of the metres drilled has concentrated on the delineation, expansion and understanding of the high-grade Escondida structure. During 2007, new areas were also discovered and drilled, such as the Esperanza South-East prospect. Previously known prospects, such as the Loma Escondida vein, were re-viewed, trenched and drilled with successful results; considerably extending the mineralisation.

Over 20 targets have now been identified that require testing. These targets are at various levels of investigation, and geochemical surface sampling, detailed geological mapping, trenching and drilling has been proposed.

The focus should now be to drill as many targets as possible to a level that will grow the resource and enable a mineral resource estimation to be conducted in 2008. The establishment of mineral resources, coupled with a preliminary development options study, will lead the project to a decision as to whether or not to proceed to the commencement of a feasibility study.

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20.0	RECOMMENDATIONS

Based on the significant gold and silver mineralisation encountered at the various prospects at Cerro Moro to date, coupled with the interpreted potential for new discoveries on the property, numerous work programs are recommended to progress the project to a potential development stage decision.

20.1	Drilling

A three component drilling program is proposed, that will require a minimum of three drill rigs:

1.

RESOURCE DRILLING: Design and implement a program of drilling to bring the known mineralisation to at least a potential Inferred Resource category (compliant with the CIM Mineral Resource and Mineral Reserve Definitions).

2.	EXTENSION DRILLING: Design and implement a program of drilling to extend the known mineralisation laterally and at depth.

3.

DISCOVERY DRILLING: Design and implement a program of drilling to test geophysical, geological/structural, and geochemical targets in the search for new high-grade gold-silver discoveries on the property.

20.2	Resource Estimation

A preliminary resource estimation, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro is proposed for the second quarter of 2008. Therefore the above proposed drilling programs should be scheduled to meet this deadline.

20.3	Preliminary Development Options Study

Given the significant results obtained to date it is proposed that a preliminary development options study be conducted, to be completed at the beginning of the third quarter 2008. The results of this study will guide future work programs, and on the basis of positive results will lead to the potential of commencing a feasibility study commencing in the fourth quarter of 2008.

20.4	Metallurgical Test Work

Based on the encouraging preliminary metallurgical test work results, a structured test work program using diamond drill core is proposed to substantiate these results and also to provide additional data suitable for scoping and pre-feasibility study engineering. A program will be designed and implemented to utilise the available diamond drill core (quarter-core or a further 50:50 split of the remaining half core on-site) through each of the mineralised zones recognised to date. It is also proposed to drill a number of large diameter (PQ size) holes to obtain samples suitable for crushing and grinding test work.

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20.5	Base Line Studies

As a basis for the consideration of development options, it will be important to establish base line environmental, infrastructure and social impact studies as soon as possible, and planning is currently well advanced to implement these through qualified and suitable local specialist consultants.

20.6	General Exploration Programs

A series of recommendations are proposed to continue the exploration programs, which will lead to potential new discoveries:

1.

Re-log all the drill holes from previous drilling programs, especially those collared on prospects in the central-west part of the project, and re-code the geology to the new stratigraphic units defined in the recent phase of drilling.

2.	Several structures, such us, Gabriela, Tres Lomas, Lala, Florencia, Natalia and Carlita require detailed re-sampling and mapping to plan further drilling.

3.	Due to the success of the initial lag soil sampling program it is proposed to design and implement a regional program to complement the geophysical and geological mapping coverage.

20.7	Quality Control

A series of recommendations are proposed to ensure that future mineral resource and mineral reserve estimates are compliant with the CIM Mineral Resource and Mineral Reserve Definitions:

1.	Utilising a suitably qualified surveyor, accurately survey all drill collars from MD61 to the present, as well as all the Mincorp and Exeter trenches and rock chip channel samples.

2.	The acquisition of appropriately detailed topographic data; be it from new detailed ground surveying, or controlled aerial photography-based digital topographic maps, or a combination of the both.

3.

Commence processing of the geotechnical data, and specifically, commence the regular collection of bulk density measurements to ensure a statistically sound database to incorporate into the resource estimation exercise.

4.	Selection of approximately 1,000 samples from the Exeter drilling for re-assay at another laboratory as part of the continual quality control.

5.	Both a geological and geotechnical review/audit is recommended, by yet to be determined independent consultants.

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20.8	Proposed Budget

The work described above is budgeted to cost an approximate US$ 8,535,000 over a period from the time of writing to the end of 2008. This figure is mostly an estimate based on the experience from Exeter’s Don Sixto Gold Project (“Don Sixto”) located in Mendoza Province, Argentina. As future work programs are designed in detail, the associated costs will be updated.

Following are notes to accompany the summary budget (refer to Table 15):

1.	Drilling & Assaying – assumes three drill rigs on-site from now to the end of 2008.

2.	Field Supplies and Equipment – includes a camp upgrade.

3.	Supervision & Support – includes wages and costs for management, geological, technical, engineering, and environmental supervision.

4.

Support Costs – includes; vehicle rental and purchases; fuel; communications; Mendoza office support and administration; safety; legal consulting; IT maintenance; travel costs; local office establishment and ongoing costs; and property payments.

5.	Consultants/contractors – includes expatriate consultants and associated travel costs.

6.	Resource Estimation – estimate from previous experience.

7.	Mine Development & Geotechnical Studies – this is an estimate based on the experience at Exeter’s Don Sixto project.

8.	Metallurgical Test Work - this is an estimate based on the experience at Exeter’s Don Sixto project.

9.	Engineering Studies – this includes a development optimisation study, with costs estimated on the basis of the experience at Exeter’s Don Sixto project.

10.	Environmental & Social - this is an estimate based on the experience at Exeter’s Don Sixto project, and includes; base line studies, and the commencement of an environmental impact assessment.

The authors consider the above listed recommendations and preliminary estimated budget as appropriate with the stage of the project and that Cerro Moro exhibits sufficient potential to justify the work.

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

21.0	REFERENCES

Corbett, G., 2007: Comments on the Cerro Moro and La Calandria Projects, Argentine Patagonia., For: Exeter Resource Corporation., Corbett Geological Services Pty. Ltd., Unpublished Company Report dated February 2007.

Coughlin, T., 2005: Structural Controls on Low-Sulphidation Epithermal Gold-Silver Mineralisation in the Deseado Massif and Implications for Exploration, Santa Cruz Province, Argentina. For: Exeter Resource Corporation., Holcombe, Coughlin & Associates., Unpublished Company Report dated November 2005.

Gómez, G., 2006: Informe Mensual, Interpretación Geológica de Magnetometría Terrestre, Área Tres Lomas-Patricia-Escondida., Exeter Resource Corporation., Unpublished Company Report dated October 2006.

Grahame, A., 2007: Handover Report, Cerro Moro Project., Exeter Resource Corporation., Unpublished Company Report dated March 2007.

Houston, M., 2007: Cerro Moro Project Argentina, Campaign Report May 2007., Exeter Resource Corporation., Unpublished Company Report dated 15 June 2007.

Nash, C., 2004: Interpretation of Stereoscopic Aster Satellite Imagery, Cerro Moro Area, Southern Argentina. For: Exeter Resource Corporation., Colin Nash and Associates Pty. Ltd., Unpublished Company Report dated February 2004.

Van Kerkvoort, G., 2005: Cerro Moro – Evaluation Report., Exeter Resource Corporation., Unpublished Company Report dated September 2005.

Van Kerkvoort, G., Chacon, F., & Gargano, D., 2007: Notification of Completion of 10,000 Metres Drilling on the Cerro Moro Property report – Geological and Technical Data and Results from Exploration and Prospecting Work Conducted by estelar Resources on the Cerro Moro Property., For Cerro Vanguardia S.A., Exeter Resource Corporation., Unpublished Company Report dated September 2007.

Williams, D.K., 2006: Preliminary Report on the Volcanic Stratigraphy and Proposed Ore Control and exploration Models for the Carla Prospect, Cerro Moro Property, Santa Cruz Province, Argentina., For: Exeter Resource Corporation., Dean K. Williams Consultant Geologist, Unpublished Company Report dated October 2006.

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

22.0	DATE AND SIGNATURE PAGE

22.1	CERTIFICATES OF THE AUTHORS

22.1.1	Matthew T. Williams

Matthew T. Williams

Exeter Resource Corporation

Martín Zapata 445, Ciudad (5500), Mendoza, REPUBLICA ARGENTINA

Telephone:	+54 261 4203415
Fax:	+54 261 4293426
Email:	matt@exeterresource.com

CERTIFICATE of AUTHOR

I, Matthew T. Williams, B.App.Sc.-App.Geol, MAusIMM, do hereby certify that:

a.	I am Exploration Manager – Argentina & Chile of:

Exeter Resource Corporation,

With offices at:

Martín Zapata 445,

Ciudad (5500), Mendoza,

REPUBLICA ARGENTINA

and:

Suite 1260, 999 West Hastings Street,

Vancouver, V6C 2W2 CANADA

b.

This Certificate applies to the technical report titled  Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina, prepared for Exeter Resource Corporation dated 26 November 2007 (the “Technical Report”) relating to the Cerro Moro Gold-Silver Project property.

c.

I graduated with a Bachelor of Applied Science – Applied Geology from Queensland University of Technology in 1987. I am a Member of the Australasian Institute of Mining and Metallurgy. I have worked as a geologist for a total of 15 years since my graduation from university. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

d.	I have managed field exploration at the Cerro Moro Project since May 2005 to the present.

e.	I am responsible for reviewing information and data contained within the Technical Report.

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

f.	I am not independent of the issuer as I am a full time employee of Exeter, and have been offered incentive share options in the Company.

g.	I have not had prior involvement with the property that is the subject of the Technical Report.

h.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i.

As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th Day of November, 2007.

[ORIGINAL SIGNED]

__________________

Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

EXETER RESOURCE CORPORATION	NOVEMBER 2007	43

CERRO MORO GOLD-SILVER PROJECT – Technical Report

22.1.2	Jerry Perkins

Simon Richard Jeremy (Jerry) Perkins

Exeter Resource Corporation

Suite 701, 121 Walker Street, North Sydney, NSW 2060, AUSTRALIA

Telephone:	+612 9954 4699
Fax:	+612 9938 1020
Email:	jerry@exeterresource.com

CERTIFICATE of AUTHOR

I, Jerry Perkins, B.Sc. Hons Chem. Eng., C.P., FAusIMM, do hereby certify that:

a.	I am Vice President – Development & Operations of:

Exeter Resource Corporation,

With offices at:

Martín Zapata 445,

Ciudad (5500), Mendoza,

REPUBLICA ARGENTINA

and:

Suite 1260, 999 West Hastings Street,

Vancouver, V6C 2W2 CANADA

b.

This Certificate applies to the technical report titled  Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina, prepared for Exeter Resource Corporation dated 26 November 2007 (the “Technical Report”) relating to the Cerro Moro Gold-Silver Project property.

c.

I graduated with a Bachelor of Science (Honours) in Chemical Engineering from the University of Manchester Institute of Science and Technology (UMIST) in 1968. I am a Fellow of the Australasian Institute of Mining and Metallurgy. I have worked as a metallurgist for a total of 39 years since my graduation from university. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

d.

I have provided technical advice, conducted on-site reviews, and field inspections of core and samples at the Cerro Moro Project since May 2007 to the present. I have also planned and supervised preliminary metallurgical test programs for the project, selected the laboratories to conduct the tests and reviewed the results.

e.	I am responsible for section 16 of the technical report.

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

f.	I am not independent of the issuer as I am a full time employee of Exeter, and have been offered incentive share options in the Company.

g.	I have not had prior involvement with the property that is the subject of the Technical Report.

h.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

i.

As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th Day of November, 2007.

[ORIGINAL SIGNED]

__________________

Simon Richard Jeremy Perkins – BSc Hons. (Chem Eng.), CP, FAusIMM,

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

23.0	CONSENTS OF QUALIFIED PERSONS

23.1.1	Matthew T. Williams

Matthew T. Williams

Exeter Resource Corporation

Martín Zapata 445, Ciudad (5500), Mendoza, REPUBLICA ARGENTINA

Telephone:	+54 261 4203415
Fax:	+54 261 4293426
Email:	matt@exeterresource.com

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Matthew T. Williams, B.App.Sc.-App.Geology, MAusIMM, do hereby consent to the filing of the written disclosure of the technical report titled Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina, prepared for Exeter Resource Corporation dated 26 November 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Exeter Resource Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 26th Day of November, 2007.

[ORIGINAL SIGNED]

__________________

Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

EXETER RESOURCE CORPORATION	NOVEMBER 2007	46

CERRO MORO GOLD-SILVER PROJECT – Technical Report

23.1.2	Jerry Perkins

Simon Richard Jeremy (Jerry) Perkins

Exeter Resource Corporation

Suite 701, 121 Walker Street, North Sydney, NSW 2060, AUSTRALIA

Telephone:	+612 9954 4699
Fax:	+612 9938 1020
Email:	jerry@exeterresource.com

CONSENT of AUTHOR

TO: The securities regulatory authorities of each of the provinces and territories of Canada

I, Simon Richard Jeremy Perkins – BSc Hons. (Chem Eng.), CP, FAusIMM., do hereby consent to the filing of the written disclosure of the technical report titled Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina, prepared for Exeter Resource Corporation dated 26 November 2007 (the “Technical Report”) and any extracts from or a summary of the Technical Report by Exeter Resource Corporation, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

Dated this 26th Day of November, 2007.

[ORIGINAL SIGNED]

__________________

Simon Richard Jeremy Perkins – BSc Hons. (Chem Eng.), CP, FAusIMM,

EXETER RESOURCE CORPORATION	NOVEMBER 2007	47

CERRO MORO GOLD-SILVER PROJECT – Technical Report

24.0	FIGURES & TABLES

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 1	Property Tenement Map

Tenement Holding Map
4685000 mN
2675000 mE
2685000 mE
4685000 mN
M.D. HANSEN III
412989/M/95
M.D. HANSEN II
412989/M/95
NINI
407102/M/93
4675000 mN
4675000 mN
MICHELLE II
MINA:"WILLIAMS"
1 PERTENENCIA (DEMASIA): 74 Has.
MICHELLE I
407704/M/98
412988/MIN/95
HANSEN I
M.D. HANSEN
412991/M/95
M.D. NINI II
4665000 mN
4665000 mN
2 Km
2675000 mE
2685000 mE

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 2           Access Map and Infrastructure

FIGURE 2
Accessibility Map
showing some infrastructure
2600000 mE
2700000 mE
2800000 mE
4900000 mN
4800000 mN
4700000 mN
4600000 mN
COMODORO RIVADAVIA
(Airport)
80km
CALETA OLIVIA
80km
FITZROY
20km
JARAMILLO
60km
281
ANTONIO DE BIEDMA
38km
TELLIER
15km
PUERTO DESEADO
(Airport)
40km
18km
11km
17km
76km
10km
3
132km
CERRO MORO
TRES CERROS
81km
45km
Cerro Vanguardia
BAHIA LAURA
140km
SAN JULIAN
N
W
E
S
0 kilometres 50
Area of this map

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 3           Regional Geology

Regional Geology
N
S
W
E
2670000 mE
2680000 mE
2690000 mE
2700000 mE
4690000 mN
4680000 mN
4670000 mN
4660000 mN
4650000 mN
0
kilometres
10

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 4           Schematic Columnar Section

Schematic Columnar Section

Quaternary
Sand Deposits

Quaternary
Mass Removal Deposits

Quaternary
Cover

Quaternary
Low Deposits and lagoons

Quaternary
Alluvial Deposits

Paleocen (Monte León and Chenque Fms.)
Marine Sediments

Paleocen (Río Chico Fm.)
Epiclastic Sediments

Jurassic (La Matilde Fm. from Bahía Laura Group)
Piroclastic and continental sediments

Jurassic (Chon Aike Fm. from Bahía Laura Group)
Pyroclastic and rhyolite to rhyodacite lava

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 5           Interpreted Geology and Vein Location Map (1:75,000)

Tank 14
Virginia
Lala
Mosquito
Florencia
Moro
Nini
Dora
Susy
Natalia
Gabriela
Romina
Esperanza
Tres Lomas
Patricia
Lourdes
Barbara
Escondidas
Ana
Carla
Dolly
Deborah
Belen
Laura
Georgina
Georgina South
Michele
Maria
Far South East
Far South
2 Km

Symbol	Unit Name	Age
L	Lake	
Q	Fluviatile and glacial material, salars	Quaternary
Qs	Piedmont fans	Quaternary
Qs	Scree	Quaternary
Qb	Basalt flows	Quaternary
TQpg	La Avenida Fm (plateau gravels)	Pleistocene or possibly older
Teb	Cerro del Doce Basalt	Eocene
AC	Possible clay alteration (hot spring deposits?)	Late Jurassic or younger?
Ji	Jurassic subvolcanic intrusives	Middle-Late Jurassic?
Jlm	La Matilde Fm	Middle-Late Jurassic
Jcad	Chon Aike Fm-dark volcanics	Middle-Late Jurassic
Jcat	Chon Aike Fm-tuffs	Middle-Late Jurassic
Jcai	Chon Aike Fm-ignimbrites/lavas	Middle-Late Jurassic

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 6           Interpreted Geology and Observation Points (1:10,000)

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 7           Cerro Moro Prospects and Geophysical Survey Locations

Cerro Moro, Prospect Location Map and Geophysics Blocks

Work_Areas Legend
Quantec 2004 Dipole
Estelar NS Ground Magnetics
Akubra 2004 Resistivity
Quantec 2004 Gradient
Estelar EW Ground Magnetics
Quantec 2007 Gradient
674000 mE
678000 mE
682000 mE
4678000 mN
4674000 mN
4670000 mN
4666000 mN
Laura
Georgina
Lala
Moro Vein Gradient
Moro Dipole
Moro
Florencia
EW Ground Magnetics
Akubra W Resistiv
Esperanza Gradient
Esperanza Dipole
Quantec 2007 Gradien
NS Ground Magnetics
Akubra SE Resistivit
Deborah Gradient
Deborah Dipole
Deborah
Belen
Carla
Dolly
Far South East
Far South

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 8           Cerro Moro Ground Magnetics – First Vertical Derivative – Vertical Shade

Moro Ground Magnetics - First Vertical Derivative - Vertical Shade

4678000 mN
674000 mE
676000 mE
678000 mE
680000 mE
682000 mE
Laura
4676000 mN
Georgina
Lola
4674000 mN
Mesquite
Florencia
4672000 mN
Dora
Gabriela
Romina
Natalia
4670000 mN
Tres Lomas
Barbara
Deborah
Belen
Escondidas
4668000 mN
Carla
Dolly
4666000 mN
Far South East
674000 mE
676000 mE
678000 mE
680000 mE
682000 mE

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 9           Combined EW & NS Ground Magnetics – RTP – Vertical Shade

Esperanza
Natalia
Romina
Lourdes
1 Kilometer
Tres Lomas
Patricia
Barbara
Escondidas
Ana
Carla
Dolly
673000 mE
677000 mE
679000 mE
675000 mE
4669000 mN
4667000 mN

Combined EW+NS Ground Magnetics - RTP Vertical Shade

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 10         Akubra November 2004, South-East Area, Resistivity

2679000 mE
2681000 mE
500 Meters
4671000 mN
4671000 mN
Romina
Michele
Lourdes
Maria
4669000 mN
4669000 mN
Deborah
Belen
4667000 mN
4667000 mN
2679000 mE
2681000 mE

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 11         Akubra November 2004, West Area, Resistivity

AKUBRA NOVEMBER 2004, WEST AREA, RESISTIVITY
2673000 mE
2675000 mE
500 Meters
4673000 mN
4671000 mN
4669000 mN
Mosquito
Florencia
Moro
Dora
Nini
Susy
Esperanza
Natalia
Tres Lomas
Patricia
Escondidas

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CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 12         Quantec May 2007, Gradient Array, Induced Polarization

Esperanza
Natalia
Romina
Lourdes
Tres Lomas
Patricia
Barbara
Escondidas
Ana
Carla
Dolly
1 Kilometer
673000 mE
675000 mE
677000 mE
679000 mE
4669000 mN
4667000 mN

Quantec May 2007, Gradient Array, Induced Polarization

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 13         Quantec May 2007, Gradient Array, Resistivity

Romina
Esperanza
Natalia
Lourdes
Tres Lomas
Patricia
Barbara
Escondidas
Ana
Carla
Dolly
1 Kilometer
673000 mE
675000 mE
677000 mE
679000 mE
4669000 mN
4667000 mN
Quantec May 2007, Gradient Array, Resistivity

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 14         Prospect Location Map Indicating Local Grids

PROSPECT LOCATION MAP INDICATING LOCAL GRIDS

2672000 mE
2674000 mE
2676000 mE
2678000 mE
2680000 mE
4676000 mN
4674000 mN
4672000 mN
4670000 mN
4668000 mN
N
W
E
S
Virginia
Moro
Nini
Dora
Esperanza
Patricia
Loma Escondida
Escondidas
Carla
Deborah
0
metres
200

Description
Escondida Grid EW, FROM DDH15 (30,000E 5,000N) EAST TO MD086 (30,913.8E 5,000N) 112.03 degrees
Nini-Esperanza-Carla Grid EW, FROM MRC016 (20,000E 5,000N) EAST TO MRC045(25,352E 5,000N) 129.43 degrees
Deborah Grid EW, FROM MRC033 (40,000E 5,000N) EAST TO MRC031 (40,594.1E 5,000N) 231.22 degrees
Dora Grid NS, FROM MRC043 (15,000E 5,000N) NORTH TO MRC050 (15,000E 5,378.4N) 152.35 degrees
Virginia Grid EW, FROM ARC12 (5,000E 5,000N) EAST TO ARC11 (5,519.7E 5,000N) 50.95 degrees
Moro Grid EW, FROM DDH05 (10,000E 5,000N) EAST TO DDH04 (10,160.9E 5,000N) 136.33 degrees
Loma Escondida EW, FROM MD132 (74,436.99E 9,128.89N) WEST TO MD094 (74,807.53E 9,083N) 90 degrees
Patricia Grid EW, FROM MD067 (74,613E 9,493N) WEST TO MD071 (74,882E 9,518N) 90 degrees

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 15         Carla Prospect – Plan View. Drill Hole and Section Location

25000 mE
25100 mE
25200 mE
25300 mE
25400 mE
25500 mE
25600 mE
5200 mN
5100 mN
5000 mN
4900 mN
4800 mN
25245E
25305E
25365E
25425E
Long Section
Exeter Resource Corporation
CERRO MORO PROJECT
Carla Prospect
Plan View, Drill Hole
and Section Location Map
Figure 15

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 16         Deborah Prospect – Plan View. Drill Hole and Section Location

5300 mN
5200 mN
5100 mN
5000 mN
4900 mN
4800 mN
4700 mN
40700 mE
40600 mE
40500 mE
40400 mE
40300 mE
40200 mE
40100 mE
40000 mE
39900 mE
39800 mE
40585E
40530E
40505E
40480E
40420E
40385E
40310E
40250E
40155E
40070E
40000E
Long Section
N
E
S
W

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 17         Dora Prospect – Plan View. Drill Hole and Section Location

14700 mE
14800 mE
14900 mE
15000 mE
15100 mE
15200 mE
15300 mE
5600 mN
5500 mN
5400 mN
5300 mN
5200 mN
5100 mN
5000 mN
4900 mN
4800 mN
4700 mN
N
W
E
S
5370N
5300N
5130N
5080N
5040N
5000N
Long Section
CERRO MORO PROJECT
Plan View, Drill Hole
and Section Location Map
Figure 17

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 18         Escondida Prospect – Plan View. Drill Hole and Section Location

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 19         Esperanza Prospect – Plan View. Drill Hole and Section and Location

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 20         Loma Escondida Prospect – Plan View. Drill Hole and Section Location

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 21         Moro Prospect – Plan View. Drill Hole and Section Location

9700 mE
9800 mE
9900 mE
10000 mE
10100 mE
10200 mE
10300 mE
10400 mE
5200 mN
5100 mN
5000 mN
4900 mN
4800 mN
9950E
10000E
10050E
10135E
10160E
10185E
Long Section
N
S
E
W
Exeter Resource Corporation
CERRO MORO PROJECT
Moro Prospect
Plan View, Drill Hole and
Section Location Map
Figure 21
metres

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 22         Nini Prospect – Plan View. Drill Hole and Section Location

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 23         Virginia Prospect – Plan View. Drill Hole and Section Location

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 24         Recommended Value Versus Reported Value for 0.33 ppm Au Standard

Figure 25	Recommended Value Versus Reported Value for 0.78 ppm Au Standard

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 26         Recommended Value Versus Reported Value for 0.87 ppm Au Standard

Figure 27	Recommended Value Versus Reported Value for 2.14 ppm Au Standard

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 28         Recommended Value Versus Reported Value for 6.83 ppm Au Standard

Figure 29	Comparison of ALS-Chemex Re-assays

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 30         Recommended Value Versus Reported Value for Au in Blanks

Figure 31	Recommended Value Versus Reported Value for Ag in Blanks

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Figure 32         Kinetic Curves Obtained by SGS for Gold Dissolutions

Figure 33	Kinetic Curves Obtained by SGS for Silver Dissolutions

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 1             List of Tenements and Mineral Rights

NUMBER	LETTER	YEAR	TITLE HOLDER	TYPE	NAME	AREA (HECTARES)
404908	CV	2002	CVSA*	MD	La Virginia	699
407082	M	1993	CVSA	MD	Bárbara II	420
407083	M	1993	CVSA	MD	Michelle	420
407084	M	1993	CVSA	MD	Michelle II	420
407087	M	1993	CVSA	MD	Bárbara I	420
407088	M	1993	CVSA	MD	Bárbara	420
407101	M	1993	CVSA	MD	Michelle I	420
407102	M	1993	CVSA	MD	Nini	420
412988	M	1995	CVSA	MD	Hansen I	3,000
412989	M	1995	CVSA	MD	Hansen II	3,000
412990	M	1995	CVSA	MD	Hansen III	3,000
412991	M	1995	CVSA	MD	Hansen	2,500
412992	M	1995	CVSA	MD	Nini I	402
412993	M	1995	CVSA	MD	Nini II	408
411599	B	2004	Estelar**	Cateo	Robert	746.15
				TOTAL HECTARES		16,695

*             Note that at the time of writing title to the properties were in the process of being transferred to Exeter following CVSA’s decision not to exercise its back-in right.

**	Estelar (“Estelar Resources Limited”) is a wholly owned subsidiary of Exeter.

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 2             Summary of Previous Exploration Work undertaken by Mincorp

Date	Previous Exploration Work	Responsible Geologist
November of 1993	Helicopter reconnaissance	Guillermo Hansen
January - April 1994	Geology Mapping (scale 1/10000) - Trenches Sampling	Guillermo Hansen
May 1996	Detailed Mapping (scale 1/1000) - Mapping and Trench Sampling (scale 1/100)	Guillermo Hansen - Pedro Tiberi
Interpreted geology using Spot Images (scale 1/20000)
Diamond Drilling
Environmental Report
June 1997	Interpretation of Exploration Strategy	Richard Sillitoe
December 1997	Mapping and Detail Sampling of Tres Lomas, Loma Escondida and Loma Stockwork Prospects	Pedro Tiberi
	LAG and Soil Sampling	R. Mazzuchelli
May 1998	Co Moro Evaluation for disseminated mineralisation	Richard Sillitoe
June 1999	Update of Environmental Report	Jorge Valvano
April - June 1999	Reverse Circulation Drilling	Pedro Tiberi
February 2000	Drilling Result Interpretation	Pedro Tiberi
March 2000	Project Geology Synthesis	Jorge Valvano

Table 3	Summary of Holes Drilled by Mincorp

Type	Quantity	Metres
DDH	19	1,015.80
RC	15	1,577.00
TOTAL	34	2,592.80

Table 4	Summary of Sampling completed by Mincorp

Sample Type	Quantity
Diamond Drill	547
Reverse Circulation	783
Rock Chip	819
Trench & Channel	2,163

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 5             Summary of Exploration Work undertaken by Exeter

Date	Exeter Exploration Works	Responsible Geologist
June 2003	Revision of the CVSA Information	Rob Harley
February 2004	Aster Image Interpretation	Colin Nash
April 2004	Planning Reverse Circulation Drilling	Rob Harley
June 2004	Reverse Circulation Drilling	Julian Maidana
June 2004	Induced Polarization Survey by Quantec	Julian Maidana
August - December 2004	Magnetic Susceptibility Survey of Reverse Circulation Holes	Julian Maidana
September 2004	Resistivity Survey by Akubra	Julian Maidana
October 2004 - February 2005	Rock Chip Sampling on Geophysical Anomalies	Julian Maidana
August 2004 - April 2005	Rock Chip Sampling	Julian Maidana
April- October 2005	Ground Magnetic Survey	Julian Maidana
March - August 2006	Ground Magnetic Survey - E-W Grid	Glen Van Kerkvoort
June 2006	Reverse Circulation Drilling	Gabriel Gomez
July 2006	CVSA half yearly Technical Report	Gabriel Gomez
October 2006	Geology Mapping and Stratigraphy Interpretation on Carla Prospect	Dean Williams
November 2006	Trench Sampling	Alistair Grahame
November - December 2006	Diamond Drilling	Alistair Grahame
January - May 2007	Ground Magnetic Survey - N-S Grid	Glen Van Kerkvoort
January - March 2007	Trench Sampling	Alistair Grahame - Fernando Chacon
January - February 2007	LAG Sampling	Alistair Grahame - Fernando Chacon
March 2007	CVSA half yearly Technical Report	Alistair Grahame
March of 2007 Present	Ongoing Diamond and Reverse Circulation Drilling (Still in progress)	Fernando Chacon
April - June 2007	Induced Polarization Survey by Quantec	Glen Van Kerkvoort
May 2007	LAG Sampling	Fernando Chacon
May - June 2007	Project Scale Mapping of Central - West area	Matt Houston
July 2007	CVSA Half yearly Technical Report	Fernando Chacon
September 2007	Joint venture report Notification of Completion of 10000 metres of Drilling on the Co Moro Property	Glen Van Kerkvoort
October 2007 to Present	LAG Sampling	Fernando Chacon

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 6             Summary of Geophysical Programs Run on the Property

GROUND MAGNETICS
DESCRIPTION	AREA Km2	LINE KILOMETRES
Ground Magnetics 40 metre spaced East-West Lines	74.6	1,865.8
Ground Magnetics 40 metre spaced North-South Lines	18.9	473.3
Total Ground Magnetics	93.6	2,339.0

INDUCED POLARIZATION AND RESISTIVITY
DESCRIPTION	AREA Km2	LINE KILOMETRES
Quantec 2004 Gradient Moro Vein 50 x 50 metre grid	1.6	32.0
Quantec 2004 Gradient Esperanza Vein 50 x 50 metre grid	1.7	34.0
Quantec 2004 Gradient Deborah Vein 50 x 50 metre grid	2.1	42.0
Quantec 2004 Dipole Dipole Moro Vein 50 metre spacing		0.4
Quantec 2004 Dipole Dipole Esperanza Vein 50 metre spacing		0.4
Quantec 2004 Dipole Dipole Deborah Vein 50 metre spacing		0.4
Akubra 2004 Gradient Resistivity West Area 25 x 100	11.53	115.3
Akubra 2004 Gradient Resistivity West Area 25 x 100	4.86	48.6
Quantec 2007 Gradient IP-Resistivity 25 x 100	10.18	101.8
Total IP/Resistivity	31.97	374.9

Table 7	Surface Samples Summary Table

Sample Type	Quantity
BLEG	3
LAG	457
Mobile Metal Ions	17
Rock Chip	911
Soil	404
Stream	2
Trench & Channel	1,431
TOTAL	3,225

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 8             Trench and Rock Chip Channel Sample Details by Prospect

EXETER TRENCH AND CHANNEL SUMMARY
Prospect	Trenches	Metres	Samples
Carla	10	192.30	106
Carlita	7	272.30	188
Deborah	3	170.50	32
Escondida	28	645.62	358
Esperanza	28	468.20	244
Gabriela	8	23.35	37
Loma Escondida	23	334.98	269
Natalia	3	39.50	42
Patricia	10	101.80	60
Tres Lomas	15	141.90	95
Totals	135	2,390.45	1,431

Table 9	Cerro Moro Drill Hole Metres and Percent of Drilling By Prospect.

Prospect	Metres	%
Escondida	4,346.52	34
Esperanza	1,967.20	16
Deborah	1,265.60	10
Mosquito	700.65	6
Carla	699.45	6
Nini	635.90	5
Michelle	572.20	5
Moro	509.55	4
Loma Escondida	487.80	4
Virginia	411.00	3
Dora	342.00	3
Patricia	300.70	2
Stockworks	160.00	1
Maria	124.00	1
Tres Lomas	96.00	1
Total	12,618.6	100

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 10           Details for Drill Holes by Exeter by Prospect.

Exeter Drilling Summary
Prospect	Diamond		RC		Total
	Holes	Metres	Holes	Metres	Holes	Metres
Carla	5	398.45	3	301.00	8	699.45
Deborah	4	198.45	15	965.00	19	1,163.45
Dora	0	0.00	8	342.00	8	342.00
Escondida	47	2,830.02	0§	1,411.50	47	4,241.52
Loma Escondida	7	303.80	0§	60.00	7	363.80
Esperanza	14	794.35	11	984.50	25	1,778.85
Moro	0	0.00	5	378.00	5	378.00
Nini	0	0.00	9	488.00	9	488.00
Patricia	5	300.70	0	0.00	5	300.70
Virginia	0	0.00	9	270.00	9	270.00
Totals	82	* 4,825.77	60	# 5,200.00	142	10,025.77

*	Excludes metres drilled by RC as pre-collar for diamond holes.
#	Includes metres drilled by RC as pre-collars for diamond holes.
§	RC metres drilled as pre-collars for diamond holes are not categorized as RC holes.

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 11           Cerro Moro Initial Metallurgical Intercepts and Available Weights

HoleID	From	To	Au ppm	Ag ppm	Ag:Au Ratio	Coarse Reject Original weight	Coarse Reject Weight p metre	Coarse Reject Weight for test	Coarse Reject Weight left	Pulp Original Weight	Pulp Weight for test	Pulp Weight left
ESCONDIDA East												
MD064	35.00	36.00	0.28	9	33	2245	2245	1000	1245	485	0	485
MD064	36.00	37.00	2.84	252	89	1425	1425	1000	425	355	0	355
MD064	37.00	37.55	5.48	358	65	760	1382	550	210	495	0	495
MD064	37.55	37.96	103.50	3320	32	725	1768	410	315	485	0	485
MD064	37.96	38.60	107.25	9590	89	1830	2859	640	1190	450	0	450
MD064	38.60	39.40	0.67	64	96	1400	1750	800	600	525	0	525
4.40m			**26.76**	**1820**	**68**			**4400**				
						Coarse reject sampled at 1000 gm/metre						
ESCONDIDA East												
MD082	130.40	131.30	0.02	4	152	1925	2139	1125	800	430	0	430
MD082	131.30	131.84	93.80	117	1	960	1778	675	285	490	0	490
MD082	131.84	132.89	285.00	586	2	2630	2505	1312	1318	430	0	430
MD082	132.89	134.00	0.48	62	130	2990	2694	1388	1602	410	0	410
3.6m			**97.35**	**208**	**2**			**4500**				
						Coarse reject sampled at 1250 gm/metre						
ESCONDIDA West												
MRC084	21.00	22.00	0.33	15	44	735	735	0	735	1770	1000	770
MRC084	22.00	23.00	31.40	295	9	1520	1520	0	1520	1820	1000	820
MRC084	23.00	24.00	1.18	61	52	1270	1270	0	1270	1810	1000	810
MRC084	24.00	25.00	0.35	20	55	330	330	0	330	1850	1000	850
4m			**8.32**	**98**	**12**						**4000**	
ESCONDIDA West												
MRC084	26.00	27.00	0.21	41	192	1045	1045	0	1045	1720	1000	720
MRC084	27.00	28.00	0.14	68	496	s/r	0	0	0	1650	1000	650
MRC084	28.00	29.00	0.20	100	505	1695	1695	0	1695	1820	1000	820
MRC084	29.00	30.00	39.70	1590	40	s/r	0	0	0	1990	1000	990
MRC084	30.00	31.00	0.40	26	65	1285	1285	0	1285	1895	1000	895
5m			**8.09**	**357**	**44**						**5000**	
ESPERANZA												
MD076	42.02	42.58	0.11	11	103	810	1446	420	390	480	0	480
MD076	42.58	43.26	6.74	925	137	755	1110	510	245	455	0	455
MD076	43.26	43.53	2.91	637	219	80	296	80	0	445	0	445
MD076	43.53	44.29	3.94	406	103	1605	2112	570	1035	440	0	440
MD076	44.29	44.44	4.28	184	43	635	4233	112	523	455	0	455
MD076	44.44	45.30	3.23	584	181	1110	1291	645	465	450	0	450
MD076	45.30	45.60	17.38	1220	70	s/r	0	0	0	330	0	330
MD076	45.85	46.55	0.08	11	139	1720	2457	525	1195	480	0	480
4.53m			**2.99**	**406**	**136**			**2862**				
						Coarse reject sampled at 750 gm/metre						
CARLA												
MD066	26.87	27.53	0.45	24	54	1250	1894	561	689	380	0	380
MD066	27.53	27.90	40.90	1040	25	665	1797	314	351	390	0	390
MD066	27.90	28.44	0.30	12	41	690	1278	459	231	370	0	370
MD066	28.44	29.15	0.19	12	65	1040	1465	603	437	370	0	370
MD066	29.15	30.28	0.48	12	24	2395	2119	961	1435	360	0	360
MD066	30.28	31.30	0.59	16	28	2155	2113	867	1288	380	0	380
MD066	31.30	31.85	10.93	283	26	685	1245	468	217	365	0	365
MD066	31.85	32.40	80.00	2890	36	730	1327	467	263	210	0	210
MD066	25.41	26.87	0.27	21	79	2060	1411	1241	819	405	0	405
MD066	32.40	33.00	23.85	511	21	820	1367	510	310	375	0	375
MD066	33.00	33.60	20.30	625	31	1050	1750	510	540	340	0	340
MD066	33.60	34.15	14.50	109	8	790	1436	467	323	375	0	375
MD066	34.15	34.86	0.32	70	217	990	1394	604	386	350	0	350
MD066	34.86	35.15	2.73	145	53	290	1000	246	44	355	0	355
MD066	35.15	35.75	0.35	50	145	1255	2092	510	745	380	0	380
8.88m			**9.96**	**298**	**30**			**8789**				
						Coarse reject sampled at 850 gm/metre

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 12	Calculated Recoveries and Grades

Intercept	Vein or Deposit	Gold			Silver			Silver Gold Ratio
		Head Assay g/t Au	Recovery %	Tail Assay g/t Au	Head Assay g/t Ag	Recovery %	Tail Assay g/t Ag
MD 64	Esc East	21.23	96.0	0.88	1596	58.7	681	75
MD 82	Esc East	79.05	99.8	0.20	209	84.3	34	3
MRC 84-1	Esc West	7.79	98.4	0.13	110	88.7	14	14
MRC 84-2	Esc West	7.17	94.0	0.45	361	88.0	45	50
MD 76	Esperanza	2.74	87.5	0.35	382	61.4	150	139
MD 66	Carla	8.34	93.5	0.60	288	77.8	65	35

Table 13	Principal Test Conditions

Intercept	Vein or Deposit	Silver Gold Ratio	Nominal Condition			NaCN Consumption Kg/t	CaO Consumption Kg/t
			Leach Feed P 80 μm	Leach Solution pH	Leach Solution NaCN g/L
MD 64	Esc East	75	75	11.0	1.0	5.55	2.64
MD 82	Esc East	3	75	11.0	1.0	4.57	2.51
MRC 84-1	Esc West	14	75	11.0	1.0	2.61	2.18
MRC 84-2	Esc West	50	75	11.0	1.0	2.82	3.06
MD 76	Esperanza	139	75	11.0	1.0	4.90	2.51
MD 66	Carla	35	75	11.0	1.0	4.15	4.74

Table 14	Assay Comparison

Intercept	Vein or Deposit	Gold			Silver			Copper	Zinc
		Exploration Calc. Head g/t Au	Assay Head g/t Au	Calc Head g/t Au	Exploration Calc. Head g/t Ag	Assay Head g/t Ag	Calc Head g/t Ag	Assay Head % Cu	Assay Head %Zn
MD 64	Esc East	26.76	25.33	21.23	1820	2505	1596	0.13	n/a
MD 82	Esc East	97.35	92.63	79.05	208	199	209	0.09	n/a
MRC 84-1	Esc West	8.32	7.63	7.79	98	92	110	0.004	n/a
MRC 84-2	Esc West	8.09	7.73	7.17	357	406	361	0.006	n/a
MD 76	Esperanza	2.99	1.77	2.74	406	349	382	0.05	n/a
MD 66	Carla	9,96	10.03	8.34	298	293	288	0.03	n/a

NOTES:

Esc East	refers to the Escondida East vein or deposit
Esc West	refers to the Escondida West vein or deposit
P80	is shorthand for the size (in microns) of a square mesh through which 80% of the sample would pass

Exploration Calc Head  is the calculated head assay of the intercept based on the original individual exploration assays

Assay Head	is the analytical result from a sub-sample taken from the actual material being tested

Calc Head       is shorthand for the calculated assay using all the weights and final assays from the test – ie the various solution samples, and the solid residue

EXETER RESOURCE CORPORATION	NOVEMBER 2007

CERRO MORO GOLD-SILVER PROJECT – Technical Report

Table 15	Proposed Preliminary Budget Estimate for Cerro Moro

US $
Drilling and Assaying	$ 5,200,000
Field Supplies and Equipment	$ 60,000
Supervision and Support	$ 1,000,000
Support Costs	$ 700,000
Consultants/Contractors	$ 100,000
Resource Estimation	$ 100,000
Mine Development & Geotechnical Studies	$ 150,000
Metallurgical Test Work	$ 275,000
Engineering Studies	$ 450,000
Environmental and Social	$ 500,000

TOTAL	$ 8,535,000

EXETER RESOURCE CORPORATION	NOVEMBER 2007